SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

September 30, 2014

and Independent Auditors’ Report Review

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2014, comprising the balance sheet as at that date and the statements of operations and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 - Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2014. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Salvador, November 6, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

at September 30, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
Assets	Note	Sep/2014	Dec/2013	Sep/2014	Dec/2013
	2.1.1(a)		Revised		Revised
Current assets
Cash and cash equivalents	3	3,722,404	4,335,859	2,274,380	2,425,078
Financial investments	4	102,243	86,719	102,239	86,535
Trade accounts receivable	5	3,048,781	2,810,520	4,551,460	3,814,830
Inventories	6	5,110,534	5,033,593	2,974,530	2,848,700
Taxes recoverable	8	2,581,241	2,237,213	1,272,096	1,246,858
Dividends and interest on capital	7		150	79,208	78,031
Prepaid expenses		119,200	62,997	70,776	19,778
Related parties	7	64,597	124,487	52,128	100,173
Derivatives operations	14.1.1	26,446	34,101	26,446	28,951
Other receivables		299,403	233,808	173,491	141,360

		15,074,849	14,959,447	11,576,754	10,790,294

Non-current assets held for sale	1(a)		37,681

		15,074,849	14,997,128	11,576,754	10,790,294

Non-current assets
Financial investments	4	33,276	20,779	33,277	20,774
Trade accounts receivable	5	17,814	61,875	11,988	60,328
Advances to suppliers	6	49,346	116,714	49,346	116,714
Taxes recoverable	8	1,017,085	1,285,990	793,979	899,751
Deferred income tax and social contribution	2.1.1(a) e 17	1,244,949	1,123,313	912,637	674,273
Judicial deposits		211,769	209,910	195,411	194,397
Related parties	7	137,245	133,649	95,712	404,668
Insurance claims		188,258	139,497	182,059	138,308
Derivatives operations	14.1.1	81,502	137,345
Other receivables		136,389	141,526	106,196	112,497
Investments in subsidiaries and jointly-controlled investments	9	113,670	115,385	11,191,030	10,479,371
Other investments		6,511	6,501	6,123	6,123
Property, plant and equipment	10	27,842,810	25,413,548	11,622,125	11,650,667
Intangible assets	11	2,844,365	2,912,630	2,216,753	2,225,326

		33,924,989	31,818,662	27,416,636	26,983,197

Total assets		48,999,838	46,815,790	38,993,390	37,773,491

The Management notes are an integral part of the financial statements

Braskem S.A. Balance sheet at September 30, 2014 All amounts in thousands of reais	Continued

		Consolidated		Parent Company
Liabilities and shareholders' equity	Note	Sep/2014	Dec/2013	Sep/2014	Dec/2013
	2.1.1(a)		Revised		Revised
Current liabilities
Trade payables		9,566,665	10,421,687	8,918,789	8,845,414
Borrowings	12	1,308,737	1,248,804	1,867,402	1,283,046
Project finance	13	23,764	25,745
Derivatives operations	14.1.1	68,861	95,123	10,619	20,751
Payroll and related charges		490,611	490,816	317,845	320,548
Taxes payable	15	674,058	445,424	334,491	316,408
Dividends and interest on capital		4,506	131,799	1,729	129,022
Advances from customers		408,765	297,403	39,991	38,274
Sundry provisions	18	92,876	105,856	51,807	60,991
Post-employment benefits	19		158,137		158,122
Accounts payable to related parties	7			278,444	127,629
Other payables		162,811	174,007	72,179	54,501

		12,801,654	13,594,801	11,893,296	11,354,706

Non-current liabilities
Borrowings	12	17,762,820	17,353,687	7,355,763	11,721,414
Project finance	13	6,966,827	4,705,661
Derivatives operations	14.1.1	481,726	396,040	481,726	396,040
Taxes payable	15	879,532	902,875	806,126	839,531
Accounts payable to related parties	7			10,023,105	5,148,743
Ethylene XXI Project Loan	16	638,356	370,420
Deferred income tax and social contribution	2.1.1(a) e 17	856,568	863,405
Post-employment benefits	19	278,831	44,054	207,134
Provision for losses on subsidiaries and jointly-controlled investments				225,004	149,213
Advances from customers		101,104	152,635	32,169	53,807
Sundry provisions	18	452,830	449,694	214,121	226,007
Other payables		264,379	301,184	252,568	290,920

		28,682,973	25,539,655	19,597,716	18,825,675

Shareholders' equity	21
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		55,307	410,149	55,307	410,149
Other comprehensive income		(1,652,516)	(1,092,691)	(1,652,516)	(1,092,691)
Treasury shares		(48,892)	(48,892)
Accumulated profit		823,935		823,935

Total attributable to the Company's shareholders		7,453,486	7,544,218	7,502,378	7,593,110

Non-controlling interest in Braskem Idesa		61,725	137,116

		7,515,211	7,681,334	7,502,378	7,593,110

Total liabilities and shareholders' equity		48,999,838	46,815,790	38,993,390	37,773,491

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at September 30, 2014

All amounts in thousands of reais

		Consolidated

	Note	3Q14	YTD14	3Q13	YTD13
	2.1.1(b)			Revised	Revised

Net sales revenue	23	11,723,962	34,419,697	10,938,005	30,186,419
Cost of products sold		(10,051,035)	(29,975,456)	(9,209,295)	(26,353,530)

Gross profit		1,672,927	4,444,241	1,728,710	3,832,889

Income (expenses)
Selling and distribution		(301,347)	(852,547)	(247,041)	(744,279)
General and administrative		(299,955)	(864,695)	(290,857)	(792,587)
Research and development		(34,317)	(101,335)	(27,905)	(79,146)
Results from equity investments	9(c)	(269)	317	1,493	(1,701)
Other operating income (expenses), net	24	(67,237)	107,746	(46,785)	(100,463)

Operating profit		969,802	2,733,727	1,117,615	2,114,713

Financial results	25
Financial expenses		(1,087,418)	(2,187,035)	(575,168)	(1,808,135)
Financial income		455,482	517,226	38,361	491,874

		(631,936)	(1,669,809)	(536,807)	(1,316,261)

Profit before income tax and social contribution		337,866	1,063,918	580,808	798,452

Current and deferred income tax and social contribution	17	(108,126)	(313,432)	(181,370)	(291,201)

Profit for the period		229,740	750,486	399,438	507,251

Attributable to:
Company's shareholders		268,999	802,782	398,535	500,455
Non-controlling interest in Braskem Idesa		(39,259)	(52,296)	903	6,796

Profit for the period		229,740	750,486	399,438	507,251

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at September 30, 2014

All amounts in thousands of reais

		Parent Company

	Note	3Q14	YTD14	3Q13	YTD13
	2.1.1(b)			Revised	Revised

Net sales revenue	23	6,910,995	19,575,668	6,337,171	17,645,495
Cost of products sold		(6,014,678)	(17,214,864)	(5,205,537)	(15,193,655)

Gross profit		896,317	2,360,804	1,131,634	2,451,840

Income (expenses)
Selling and distribution		(176,098)	(499,878)	(162,192)	(456,707)
General and administrative		(193,737)	(554,041)	(165,895)	(476,078)
Research and development		(25,986)	(70,650)	(20,772)	(59,713)
Results from equity investments	9(c)	228,588	681,745	192,071	236,240
Other operating income (expenses), net	24	(23,216)	233,615	(31,107)	(39,431)

Operating profit		705,868	2,151,595	943,739	1,656,151

Financial results	25
Financial expenses		(943,983)	(1,747,404)	(535,636)	(1,427,046)
Financial income		534,429	432,554	108,188	461,474

		(409,554)	(1,314,850)	(427,448)	(965,572)

Profit before income tax and
social contribution		296,314	836,745	516,291	690,579

Current and deferred income tax and social contribution	17	(27,315)	(33,963)	(117,756)	(190,124)

Profit for the period		268,999	802,782	398,535	500,455

The Management notes are an integral part of the financial statements

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2014 All amounts in thousands of reais, except earnings per share	Continued

		Consolidated

	Nota	3Q14	YTD14	3Q13	YTD13
	2.1.1(b)			Revised	Revised

Profit for the period		229,740	750,486	399,438	507,251

Other comprehensive income:
Items that will be subsequently reclassified to profit or loss:
Fair value of cash flow hedge		(99,189)	(67,606)	(130,375)	(130,375)
Income tax and social contribution		33,724	22,986	28,810	28,810
Fair value of cash flow hedge Braskem Idesa		(61,757)	(99,624)
		(127,222)	(144,244)	(101,565)	(101,565)

Hedge export - exchange variation	14.1.1(c)	(1,679,172)	(732,484)	(25,078)	(1,542,676)
Income tax and social contribution		570,919	249,045	8,527	524,510
		(1,108,253)	(483,439)	(16,551)	(1,018,166)

Foreign currency translation adjustment		159,881	65,916	5,264	116,691

Total		(1,075,594)	(561,767)	(112,852)	(1,003,040)

Total comprehensive income for the period		(845,854)	188,719	286,586	(495,789)

Attributable to:
Company's shareholders		(799,096)	264,110	300,788	(499,179)
Non-controlling interest in Braskem Idesa		(46,758)	(75,391)	(14,202)	3,390

Total comprehensive income for the period		(845,854)	188,719	286,586	(495,789)

The Management notes are an integral part of the financial statements

Braskem S.A. Statement of operations and statement of comprehensive income at September 30, 2014 All amounts in thousands of reais, except earnings per share	Continued

		Parent Company

	Nota	3Q14	YTD14	3Q13	YTD13
	2.1.1(b)			Revised	Revised

Profit for the period		268,999	802,782	398,535	500,455

Other comprehensive income:
Items that will be subsequently reclassified to profit or loss:
Fair value of cash flow hedge		(99,189)	(67,606)	(84,736)	(84,736)
Income tax and social contribution		33,724	22,986	28,810	28,810
Fair value of cash flow hedge Braskem Idesa		(46,318)	(74,718)	(34,229)	(34,229)
		(111,783)	(119,338)	(90,155)	(90,155)

Hedge export - exchange variation	14.1.1(c)	(1,679,172)	(732,484)	(25,078)	(1,542,676)
Income tax and social contribution		570,919	249,045	8,527	524,510
		(1,108,253)	(483,439)	(16,551)	(1,018,166)

Foreign currency translation adjustment		151,941	64,105	8,959	108,687

Total		(1,068,095)	(538,672)	(97,747)	(999,634)

Total comprehensive income for the period		(799,096)	264,110	300,788	(499,179)

					Parent Company

				YTD14	YTD13
	Nota			Basic and Diluted	Basic and Diluted
	2.1.1(b)			Revised	Revised
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	22

Earnings per share - common				1.0087	0.6286
Earnings per share - preferred shares class "A"				1.0087	0.6286
Earnings per share - preferred shares class "B"				0.6062	0.6062

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Returns	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest	shareholders'
	Note	Capital	reserve	reserve	Earnings	proposed	income	shares	profit (loss)	interest	in Braskem Idesa	equity

At December 31, 2012		8,043,222	797,979				337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period									500,455	500,455	6,796	507,251
Exchange variation of foreign sales hedge, net of taxes							(1,018,166)			(1,018,166)		(1,018,166)
Fair value of cash flow hedge, net of taxes							(90,155)			(90,155)	(11,410)	(101,565)
Foreign currency translation adjustment							108,687			108,687	8,004	116,691
							(999,634)		500,455	(499,179)	3,390	(495,789)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(725)		725
Realization of deemed cost of jointly-controlled investment, net of taxes							(20,427)		20,427
							(21,152)		21,152

Contributions to shareholders:
Absorption of losses			(565,549)						565,549
Capital increase of non-controlling shareholders											35,405	35,405
Loss on interest in subsidiary							(1,961)			(1,961)		(1,961)
			(565,549)				(1,961)		565,549	(1,961)	35,405	33,444

At Setember 30, 2013 (Revised)	2.1.1(b)	8,043,222	232,430				(685,336)	(48,892)	521,607	8,063,031	126,608	8,189,639

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the period:
Profit (loss) for the period									802,782	802,782	(52,296)	750,486
Exchange variation of foreign sales hedge, net of taxes							(483,439)			(483,439)		(483,439)
Fair value of cash flow hedge, net of taxes							(119,338)			(119,338)	(24,906)	(144,244)
Foreign currency translation adjustment							64,105			64,105	1,811	65,916
							(538,672)		802,782	264,110	(75,391)	188,719

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,430)		20,430
Realization of deemed cost of jointly-controlled investment, net of taxes							(723)		723
							(21,153)		21,153

Contributions and distributions to shareholders:
Additional dividends proposed	21(b)					(354,842)				(354,842)		(354,842)
						(354,842)				(354,842)		(354,842)

At Setember 30, 2014		8,043,222	232,430	26,895	28,412		(1,652,516)	(48,892)	823,935	7,453,486	61,725	7,515,211

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Parent Company
				Revenue reserves					Total
						Additional	Other		Braskem
			Capital	Legal	Returns	dividends	comprehensive	Accumulated	shareholders'
	Note	Capital	reserve	reserve	Earnings	proposed	income	profit (loss)	interest

At December 31, 2012		8,043,222	797,979				337,411	(565,549)	8,613,063

Comprehensive income for the period:
Profit for the period								500,455	500,455
Exchange variation of foreign sales hedge, net of taxes							(1,018,166)		(1,018,166)
Fair value of cash flow hedge, net of taxes							(90,155)		(90,155)
Foreign currency translation adjustment							108,687		108,687
							(999,634)	500,455	(499,179)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(725)	725
Realization of deemed cost of jointly-controlled investment, net of taxes							(20,427)	20,427
							(21,152)	21,152

Contributions to shareholders:
Loss on interest in subsidiary			(565,549)					565,549
Write-off non-controlling by investments sale							(1,961)		(1,961)
			(565,549)				(1,961)	565,549	(1,961)

At Setember 30, 2013 (Revised)	2.1.1(b)	8,043,222	232,430				(685,336)	521,607	8,111,923

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)		7,593,110

Comprehensive income for the period:
Profit for the period								802,782	802,782
Exchange variation of foreign sales hedge, net of taxes							(483,439)		(483,439)
Fair value of cash flow hedge, net of taxes							(119,338)		(119,338)
Foreign currency translation adjustment							64,105		64,105
							(538,672)	802,782	264,110

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(20,430)	20,430
Realization of deemed cost of jointly-controlled investment, net of taxes							(723)	723
							(21,153)	21,153

Contributions and distributions to shareholders:
Additional dividends proposed	21(b)					(354,842)			(354,842)
						(354,842)			(354,842)

At Setember 30, 2014		8,043,222	232,430	26,895	28,412		(1,652,516)	823,935	7,502,378

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at September 30, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
	Note	Sep/2014	Sep/2013	Sep/2014	Sep/2013
	2.1.1(b)		Revised		Revised

Profit before income tax and social contribution		1,063,918	798,452	836,745	690,579

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		1,532,681	1,517,155	945,656	958,986
Results from equity investments	9(c)	(317)	1,701	(681,745)	(236,240)
Interest and monetary and exchange variations, net		1,489,880	855,083	1,084,923	811,764
Cost amount of the investment sold in the divestment date	24	(277,338)		(277,338)
Provision for losses and asset write-downs of long-term		6,213	10,999	4,883	(27,560)

		3,815,037	3,183,390	1,913,124	2,197,529

Changes in operating working capital
Held-for-trading financial investments		(14,972)	118,922	(15,158)	108,515
Trade accounts receivable		(204,308)	(425,229)	(698,351)	(1,431,109)
Inventories		4,539	(770,335)	(43,769)	(307,173)
Taxes recoverable		20,773	(72,827)	114,126	(65,733)
Prepaid expenses		(56,203)	(41,217)	(50,998)	(16,894)
Other receivables		(50,054)	(43,056)	(17,187)	(91,709)
Trade payables		(1,168,241)	365,184	(239,844)	1,721,580
Taxes payable		35,384	(135,186)	(15,620)	(179,983)
Advances from customers		59,831	(5,266)	(19,921)	(242,411)
Sundry provisions		(9,844)	14,773	(21,070)	9,649
Other payables		279,943	112,323	9,907	141,371

Cash from (used in) operations		2,711,885	2,301,476	915,239	1,843,632

Interest paid		(744,132)	(785,178)	(448,655)	(365,807)
Income tax and social contribution paid		(95,896)	(44,024)	(33,592)	(21,352)

Net cash generated (used in) by operating activities		1,871,857	1,472,274	432,992	1,456,473

Proceeds from the sale of fixed assets		10,108	1,820	10,061
Proceeds from the sale of investments	24	315,000	387,036	315,000	387,036
Beginning cash of Quantiq and IQAG	2.1.1(b)		9,985
Acquisitions of investments in subsidiaries and associates			(31)	(4,709)	(107,242)
Acquisitions to property, plant and equipment		(3,632,263)	(3,925,330)	(909,008)	(721,055)
Acquisitions of intangible assets		(19,729)	(12,425)	(19,110)	(11,927)
Held-for-maturity and available for sale financial investments		12,352	10,037	12,352	3,762

Net cash used in investing activities		(3,314,532)	(3,528,908)	(595,414)	(449,426)

Short-term and long-term debt
Obtained borrowings		5,298,661	5,416,263	2,649,930	4,260,796
Payment of borrowings		(5,846,691)	(6,176,473)	(3,219,904)	(4,516,360)
Project finance	13
Obtained funds			3,316,211
Related parties		1,894,507
Obtained loans				303,478	325,880
Payment of loans				(561,107)	256,332
Net current transactions				1,321,462	(139,551)
Dividends paid		(482,135)	(33)	(482,135)	(33)
Non-controlling interests in Braskem Idesa		(300)	32,712

Net cash provided (used in) by financing activities		864,042	2,588,680	11,724	187,064

Exchange variation on cash of foreign subsidiaries		(34,822)	41,076

Increase (decrease) in cash and cash equivalents		(613,455)	573,122	(150,698)	1,194,111

Represented by
Cash and cash equivalents at the beginning for the period		4,335,859	3,287,622	2,425,078	1,627,928
Cash and cash equivalents at the end for the period		3,722,404	3,860,744	2,274,380	2,822,039

Increase (decrease) in cash and cash equivalents		(613,455)	573,122	(150,698)	1,194,111

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of value added

at September 30, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
	Note	Sep/2014	Sep/2013	Sep/2014	Sep/2013
	2.1.1(b)		Revised		Revised

Revenue		39,490,654	34,857,375	22,836,693	20,722,932
Sale of goods, products and services		39,396,833	35,020,487	22,636,929	20,760,430
Other income (expenses), net		149,396	(131,271)	253,263	(11,439)
Allowance for doubtful accounts		(55,575)	(31,841)	(53,499)	(26,059)
Inputs acquired from third parties		(33,393,774)	(29,278,978)	(19,608,451)	(17,345,262)
Cost of products, goods and services sold		(32,268,200)	(28,302,703)	(18,882,067)	(16,728,643)
Material, energy, outsourced services and others		(1,124,997)	(976,318)	(726,851)	(614,858)
Impairment of assets		(577)	43	467	(1,761)
Gross value added		6,096,880	5,578,397	3,228,242	3,377,670

Depreciation, amortization and depletion		(1,532,681)	(1,517,155)	(945,656)	(958,986)

Net value added produced by the entity		4,564,199	4,061,242	2,282,586	2,418,684

Value added received in transfer		518,116	490,428	1,114,587	697,970
Results from equity investments	9(c)	317	(1,701)	681,745	236,240
Financial income		517,226	491,874	432,554	461,474
Other		573	255	288	256

Total value added to distribute		5,082,315	4,551,670	3,397,173	3,116,654

Personnel		783,029	604,572	436,593	378,268
Direct compensation		595,489	471,497	330,267	297,345
Benefits		147,175	98,315	75,164	53,460
FGTS (Government Severance Pay Fund)		40,365	34,760	31,162	27,463

Taxes, fees and contributions		1,218,084	1,530,455	303,134	729,475
Federal		452,263	782,316	131,952	280,400
State		754,010	735,792	166,531	444,625
Municipal		11,811	12,347	4,651	4,450

Remuneration on third parties' capital		2,330,716	1,909,392	1,854,664	1,508,456
Financial expenses (including exchange variation)		2,169,517	1,787,140	1,736,978	1,412,247
Rentals		161,199	122,252	117,686	96,209

Remuneration on own capital		750,486	507,251	802,782	500,455
Profit for the period		802,782	500,455	802,782	500,455
Non-controlling interests in Braskem Idesa		(52,296)	6,796

Value added distributed		5,082,315	4,551,670	3,397,173	3,116,654

•          The statement of value added is not required under the standards issued by the International Accounting Standards Board (“IASB”).

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant corporate and operating events impacting these financial statements

On December 31, 2013, the parent company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) for R$315 million, which were received over the course of the second quarter of 2014.

The assets of DAT were shown in the balance sheet of December 31, 2013 as “non-current assets held for sale.” DAT did not register results or hold liabilities in the year ended on December 31, 2013.

On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its management and consequently the transfer of the management of the operations from Braskem to OA, upon the recognition of a gain of R$277,338 (Note 24).

Other corporate events of 2013 and which did not produce significant impact on these financial statements were presented in the 2013 annual financial statements of the Company in Note 1(b).

(b)               Solvay Indupa

On December 17, 2013, the Parent Company entered into a share purchase agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), by which it committed to acquire, upon fulfillment of certain conditions envisaged in the Agreement ("Acquisition"), 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”), at the price of US$0.085 per share, to be paid on the date of consummation of the acquisition. The acquisition price is based on the Enterprise Value of US$ 290 million.

Solvay Indupa, which produces PVC and caustic soda, has two integrated production sites located in: (i) Santo André, São Paulo, with the capacity to produce 300 kton of PVC* and 170 kton of caustic soda*; and (ii) Bahía Blanca in the Province of Buenos Aires, with the capacity to produce 240 kton of PVC* and 180 kton of caustic soda*.

In turn, Solvay Indupa holds (i) 99.99% of the voting and total capital of Solvay Indupa do Brasil S.A. (“Indupa Brasil”); and (ii) 58.00% of the voting and total capital of Solalban Energía S.A. (“Solalban”).

On December 18, 2013, Braskem submitted to the Securities and Exchange Commission of Argentina (“CNV”) a proposal to carry out a public tender offer for shares representing 29.41% of the capital of Solvay Indupa traded on the Buenos Aires Stock Exchange, pursuant to applicable legislation. This initial proposal was not fully accepted by CNV, and on February 21, 2014 Braskem submitted a new proposal, which is still under analysis by CNV. Moreover, Braskem also intends to cancel the registration of Solvay Indupa do Brasil with the Securities and Exchange Commission of Brazil (“CVM”).

On June 24, 2014, the General Secretariat of Brazil’s antitrust agency (“CADE”) issued a report challenging the operation, but the report is neither final nor binding, but rather represents the first step in the process of analyzing the transaction. The plenary session of CADE will appraise the process by the end of this year.

* Unaudited

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

(c)             Naphtha agreement with Petrobras

On August 29, 2014, Braskem signed a new amendment to the naphtha supply agreement with Petrobras extending its term until the end of February 2015. The current terms of the agreement were maintained and the price will be adjusted retroactively to September 1, 2014, upon the signing of the new agreement.

(d)               Net working capital

On September 30, 2014, the Parent Company’s net working capital was negative R$316,542 (in 2013, negative R$564,412). On the other hand, consolidated net working capital is positive R$2,273,195 (in 2013, R$1,402,327). Consolidated numbers are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reason, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the Company.

(e)               Effect of foreign exchange variation

The Company is exposed to foreign exchange variation on the balances and transactions made in currencies other than its functional currencies, particularly in U.S. dollar, such as financial investments, trade accounts receivable, trade payables, borrowings and sales. In addition to the exchange effect of the U.S. dollar in relation to the Brazilian real, Braskem is also exposed to the U.S. dollar through its subsidiaries abroad, particularly those where the functional currency is the euro and the Mexican peso. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date of each operation.

The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

End of period rate

U.S. dollar - Brazilian real, Sep/2014	2.4510	U.S. dollar - Mexican peso, Set/2014	13.4315	U.S. dollar - euro, Set/2014	0.7918
U.S. dollar - Brazilian real, Dec/2013	2.3426	U.S. dollar - Mexican peso, Dec/2013	13.1005	U.S. dollar - euro, Set/2013	0.7260
Devaluation of the U.S. dollar in relation to the Brazilian real	4.63%	Devaluation of the U.S. dollar in relation to the Mexican peso	2.53%	Devaluation of the U.S. dollar in relation to the euro	9.06%

Average rate for the period

U.S. dollar - Brazilian real, Sep/2014	2.2894	U.S. dollar - Mexican peso, Set/2014	13.1170	U.S. dollar - euro, Sep/2014	0.7385
U.S. dollar - Brazilian real, Sep/2013	2.1223	U.S. dollar - Mexican peso, Sep/2013	12.6819	U.S. dollar - euro, Sep/2013	0.7595
Appreciation of the U.S. dollar in relation to the Brazilian real	7.87%	Appreciation of the U.S. dollar in relation to the Mexican peso	3.43%	Devaluation of the U.S. dollar in relation to the euro	-2.76%

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2013, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2013 financial statements.

On September 30, 2014, the Company started to include in its balance sheet the net value, per legal entity, of the amounts related to deferred income and social contribution tax assets and liabilities on its profit, due to due legal right of each entity to offset these amounts. The balance sheet at December 31, 2013 was revised to reflect such adjustment, as shown in Note 2.1.1 (a).

2.1.1        Revised

The financial statements for the periods ended December 31, 2013 and September 30, 2013 were restated as follows:

(a)      December 31, 2013 – The balance sheets and respective notes were restated to reflect deferred Income Tax (“IR”) and Social Contribution (“CSLL”) on a net basis.

The effects of this restatement are shown below:

Balance Sheet

						Dec/2013
	Consolidated			Parent Company
	Published	(a) Effects	Revised	Published	(a) Effects	Revised
Assets
Current assets	14,997,128		14,997,128	10,790,294		10,790,294

Non-current assets
Deferred income tax and social contribution	2,653,606	(1,530,293)	1,123,313	1,769,683	(1,095,410)	674,273
Other assets	30,695,349		30,695,349	26,308,924		26,308,924
	33,348,955	(1,530,293)	31,818,662	28,078,607	(1,095,410)	26,983,197

Total assets	48,346,083	(1,530,293)	46,815,790	38,868,901	(1,095,410)	37,773,491

Liabilities and shareholders' equity
Current liabilities	13,594,801		13,594,801	11,354,706		11,354,706

Non-current liabilities
Deferred income tax and social contribution	2,393,698	(1,530,293)	863,405	1,095,410	(1,095,410)
Other liabilities	24,676,250		24,676,250	18,825,675		18,825,675
	27,069,948	(1,530,293)	25,539,655	19,921,085	(1,095,410)	18,825,675

Shareholders' equity	7,681,334		7,681,334	7,593,110		7,593,110

Total liabilities and shareholders' equity	48,346,083	(1,530,293)	46,815,790	38,868,901	(1,095,410)	37,773,491

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

(b)     September 30, 2013 – The statement of operations, of changes in equity, of cash flows, of value added and respective notes were restated to include the results of the operations of Quantiq Distribuidora Ltda. (“Quantiq”) and IQAG Armazéns Gerais Ltda. (“IQAG”) as a result of the decision by the Company not to sell these businesses.

The effects of these restatements were as follows:

Statement of operations for the period

						Consolidated
	3Q13			YTD13

	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Net sales revenue	10,700,268	237,737	10,938,005	29,523,643	662,776	30,186,419
Cost of products sold	(9,006,096)	(203,199)	(9,209,295)	(25,792,392)	(561,138)	(26,353,530)

Gross profit	1,694,172	34,538	1,728,710	3,731,251	101,638	3,832,889

Income (expenses)
Selling and distribution	(242,149)	(4,892)	(247,041)	(728,717)	(15,562)	(744,279)
General and administrative	(271,632)	(19,225)	(290,857)	(736,791)	(55,796)	(792,587)
Research and development	(27,905)		(27,905)	(79,146)		(79,146)
Results from equity investments	1,493		1,493	(1,701)		(1,701)
Other operating income (expenses), net	(45,899)	(886)	(46,785)	(100,057)	(406)	(100,463)

Operating profit	1,108,080	9,535	1,117,615	2,084,839	29,874	2,114,713

Financial results
Financial expenses	(573,667)	(1,501)	(575,168)	(1,799,481)	(8,654)	(1,808,135)
Financial income	38,107	254	38,361	490,938	936	491,874

	(535,560)	(1,247)	(536,807)	(1,308,543)	(7,718)	(1,316,261)

Profit before income tax and
social contribution	572,520	8,288	580,808	776,296	22,156	798,452

Current and deferred income tax and social contribution	(178,702)	(2,668)	(181,370)	(283,899)	(7,302)	(291,201)

Profit for the period	393,818	5,620	399,438	492,397	14,854	507,251

Attributable to:
Company's shareholders	392,915	5,620	398,535	485,601	14,854	500,455
Non-controlling interest in Braskem Idesa	903		903	6,796		6,796

	393,818	5,620	399,438	492,397	14,854	507,251

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

						Parent Company
	3Q13			YTD13

	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Net sales revenue	6,337,171		6,337,171	17,645,495		17,645,495
Cost of products sold	(5,205,537)		(5,205,537)	(15,193,655)		(15,193,655)

Gross profit	1,131,634		1,131,634	2,451,840		2,451,840

Income (expenses)
Selling and distribution	(162,192)		(162,192)	(456,707)		(456,707)
General and administrative	(165,895)		(165,895)	(476,078)		(476,078)
Research and development	(20,772)		(20,772)	(59,713)		(59,713)
Results from equity investments	186,451	5,620	192,071	221,386	14,854	236,240
Other operating income (expenses), net	(31,107)		(31,107)	(39,431)		(39,431)

Operating profit	938,119	5,620	943,739	1,641,297	14,854	1,656,151

Financial results
Financial expenses	(535,636)		(535,636)	(1,427,046)		(1,427,046)
Financial income	108,188		108,188	461,474		461,474

	(427,448)		(427,448)	(965,572)		(965,572)

Profit before income tax and
social contribution	510,671	5,620	516,291	675,725	14,854	690,579

Current and deferred income tax and social contribution	(117,756)		(117,756)	(190,124)		(190,124)

Profit for the period	392,915	5,620	398,535	485,601	14,854	500,455

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

Statement of cash flows

						Sep/2013
	Consolidated			Parent Company
	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Profit before income tax and social contribution	776,296	22,156	798,452	675,725	14,854	690,579

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	1,511,544	5,611	1,517,155	958,986		958,986
Results from equity investments	1,701		1,701	(221,386)	(14,854)	(236,240)
Interest and monetary and exchange variations, net	858,224	(3,141)	855,083	811,764		811,764
Provision for losses and asset write-downs of long-term	10,989	10	10,999	(27,560)		(27,560)

	3,158,754	24,636	3,183,390	2,197,529		2,197,529

Changes in operating working capital
Held-for-trading financial investments	118,922		118,922	108,515		108,515
Trade accounts receivable	(374,766)	(50,463)	(425,229)	(1,431,109)		(1,431,109)
Inventories	(771,260)	925	(770,335)	(307,173)		(307,173)
Taxes recoverable	(56,933)	(15,894)	(72,827)	(65,733)		(65,733)
Prepaid expenses	(40,830)	(387)	(41,217)	(16,894)		(16,894)
Other receivables	(93,869)	50,813	(43,056)	(91,709)		(91,709)
Trade payables	387,054	(21,870)	365,184	1,721,580		1,721,580
Taxes payable	(135,998)	812	(135,186)	(179,983)		(179,983)
Long-term incentives	(830)	-	(830)	(830)		(830)
Advances from customers	(5,208)	(58)	(5,266)	(242,411)		(242,411)
Sundry provisions	14,572	201	14,773	9,649		9,649
Other payables	102,098	11,055	113,153	142,201		142,201

Cash from (used in) operations	2,301,706	(230)	2,301,476	1,843,632		1,843,632

Interest paid	(785,178)		(785,178)	(365,807)		(365,807)
Income tax and social contribution paid	(44,024)		(44,024)	(21,352)		(21,352)

Net cash generated (used in) by operating activities	1,472,504	(230)	1,472,274	1,456,473		1,456,473

Proceeds from the sale of fixed assets	1,820		1,820
Proceeds from the sale of investments	387,036		387,036	387,036		387,036
Beginning cash of Quantiq and IQAG		9,985	9,985
Acquisitions of investments in subsidiaries and associates	(31)		(31)	(107,242)		(107,242)
Acquisitions to property, plant and equipment	(3,921,867)	(3,463)	(3,925,330)	(721,055)		(721,055)
Acquisitions of intangible assets	(12,425)		(12,425)	(11,927)		(11,927)
Held-for-maturity and available for sale financial investments	10,037		10,037	3,762		3,762

Net cash generated (used in) investing activities	(3,535,430)	6,522	(3,528,908)	(449,426)		(449,426)

Short-term and long-term debt
Obtained borrowings	5,416,263		5,416,263	4,260,796		4,260,796
Payment of borrowings	(6,175,992)	(481)	(6,176,473)	(4,516,360)		(4,516,360)
Related parties
Obtained loans				325,880		325,880
Payment of loans				256,332		256,332
Net current transactions	3,316,211		3,316,211	(139,551)		(139,551)
Dividends paid	(33)		(33)	(33)		(33)
Non-controlling interests in Braskem Idesa	32,712		32,712

Net cash provided (used in) by financing activities	2,589,161	(481)	2,588,680	187,064		187,064

Exchange variation on cash of foreign subsidiaries	41,076		41,076

Increase (decrease) in cash and cash equivalents	567,311	5,811	573,122	1,194,111		1,194,111

Represented by
Cash and cash equivalents at the beginning for the period	3,287,622		3,287,622	1,627,928		1,627,928
Cash and cash equivalents at the end for the period	3,854,933	5,811	3,860,744	2,822,039		2,822,039

Increase (decrease) in cash and cash equivalents	567,311	5,811	573,122	1,194,111		1,194,111

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

Statement of value added

						Sep/2013
	Consolidated			Parent Company
	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Revenue	34,047,876	809,499	34,857,375	20,722,932		20,722,932
Sale of goods, products and services	34,144,835	875,652	35,020,487	20,760,430		20,760,430
Other income (expenses), net	(65,118)	(66,153)	(131,271)	(11,439)		(11,439)
Allowance for doubtful accounts	(31,841)		(31,841)	(26,059)		(26,059)
Inputs acquired from third parties	(28,717,840)	(561,138)	(29,278,978)	(17,345,262)		(17,345,262)
Cost of products, goods and services sold	(27,741,565)	(561,138)	(28,302,703)	(16,728,643)		(16,728,643)
Material, energy, outsourced services and others	(976,318)		(976,318)	(614,858)		(614,858)
Impairment of assets	43		43	(1,761)		(1,761)
Gross value added	5,330,036	248,361	5,578,397	3,377,670		3,377,670

Depreciation, amortization and depletion	(1,511,544)	(5,611)	(1,517,155)	(958,986)		(958,986)

Net value added produced by the entity	3,818,492	242,750	4,061,242	2,418,684		2,418,684

Value added received in transfer	489,492	936	490,428	683,116	14,854	697,970
Results from equity investments	(1,701)		(1,701)	221,386	14,854	236,240
Financial income	490,938	936	491,874	461,474		461,474
Other	255		255	256		256
Total value added to distribute	4,307,984	243,686	4,551,670	3,101,800	14,854	3,116,654

Personnel	604,572		604,572	378,268		378,268
Direct compensation	471,497		471,497	297,345		297,345
Benefits	98,315		98,315	53,460		53,460
FGTS (Government Severance Pay Fund)	34,760		34,760	27,463		27,463

Taxes, fees and contributions	1,310,277	220,178	1,530,455	729,475		729,475
Federal	692,971	89,345	782,316	280,400		280,400
State	605,197	130,595	735,792	444,625		444,625
Municipal	12,109	238	12,347	4,450		4,450

Remuneration on third parties' capital	1,900,738	8,654	1,909,392	1,508,456		1,508,456
Financial expenses (including exchange variation)	1,778,486	8,654	1,787,140	1,412,247		1,412,247
Rentals	122,252		122,252	96,209		96,209

Remuneration on own capital	492,397	14,854	507,251	485,601	14,854	500,455
Profit for the period	485,601	14,854	500,455	485,601	14,854	500,455
Non-controlling interests in Braskem Idesa	6,796		6,796
Value added distributed	4,307,984	243,686	4,551,670	3,101,800	14,854	3,116,654

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

2.1.2        Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 (R1) and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

The parent company information was prepared and is being presented in accordance with CPC pronouncement.

2.2.                 Accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2013 financial statements, except as presented in Note 2.2.1.

2.2.1      Deferred income tax and social contribution

Deferred income and social contribution tax assets and liabilities are stated at their net value in the balance sheet when there is a legal right to offset current income and social contribution tax assets and liabilities related to the same legal entity and tax authority.

2.2.2      Transaction costs with debt renegotiation

Costs incurred with debt renegotiation that meet the qualitative and quantitative criteria determined by the standards for reclassification as debt exchange, are deemed transaction costs and amortized through the maturity of the renegotiated debt, as described in Note 12 (a).

2.3.                 Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

	Total interest - %
	Headquarters
	(Country)	Sep/2014	Dec/2013
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")	USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)	USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)	Argentina	100.00	100.00
Braskem Austria	Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	Austria	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")	Chile	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	Cayman Islands	100.00	100.00
Braskem Idesa	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00
Braskem Importação	Brazil	100.00	100.00
Braskem Inc	Cayman Islands	100.00	100.00
Braskem México	Mexico	100.00	100.00
Braskem México Serviços	Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)	Netherlands	100.00	100.00
Braskem Participações	Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)	Chile	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	Spain	100.00	100.00
Braskem Petroquímica Ltda ("Braskem Petroquímica")	Brazil	100.00	100.00
Braskem Qpar	Brazil	100.00	100.00
Common	British Virgin Islands		100.00
DAT	Brazil		100.00
IQAG	Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)	Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)	Brazil	100.00	100.00
Quantiq	Brazil	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)	Brazil	100.00	100.00

2.4.                 Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

		Shareholders' equity		Profit (loss) for the period
	Note	Sep/2014	Dec/2013	Sep/2014	Sep/2013
	2.1.1(b)				Revised
Parent Company		7,502,378	7,593,110	802,782	500,455
Braskem shares owned by subsidiary Braskem Petroquímica		(48,892)	(48,892)
Non-controlling interest in Braskem Idesa		61,725	137,116	(52,296)	6,796
Consolidated		7,515,211	7,681,334	750,486	507,251

2.5.       New accounting standards

(i)                 Accounting standards that took effect in 2014

The following accounting standards have been in force since January 1, 2014 and had no impact on the Company’s financial statements:

•           IFRIC 21 – Levies; and

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

•           IAS 39 - Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39.

(ii)               Accounting standards that will take effect after 2014

The Company is analyzing the impacts of adoption of the standards issued by IASB in 2014 (still without any corresponding CPC), which will take effect after fiscal year 2014:

•           IAS 16 and IAS 38 (applicable from January 1, 2016) - Clarification of Acceptable Methods of Depreciation and Amortization - Amendments to IAS 16 and IAS 38;

•           IFRS 15 (applicable from January 1, 2017) – Revenue from Contracts with Customers; and

•           IFRS 9 (applicable from January 1, 2018) – Financial Instruments.

3.                       Cash and cash equivalents

The information on cash and cash equivalents were presented in the 2013 annual financial statements of the Company, in Note 6.

	Consolidated
	Sep/2014	Dec/2013

Cash and banks (i)	601,179	987,824
Cash equivalents:
Domestic market	1,940,035	1,906,790
Foreign market (i)	1,181,190	1,441,245
Total	3,722,404	4,335,859

Parent Company	2,274,380	2,425,078

(i)         On September 30, 2014, it includes cash and banks of R$365,355 (R$656,427 on December 31, 2013) and cash equivalents of R$181,264 (R$153,448 on December 31, 2013) of the subsidiary Braskem Idesa, available for use in its project.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

4.                       Financial investments

 The information on financial investments was presented in the 2013 annual financial statements of the Company, in Note 7.

	Consolidated
	Sep/2014	Dec/2013
Held-for-trading
Investments in FIM Sol	81,491	61,670
Investments in foreign currency	2,820	3,773
Shares	1,346	1,170
Held-to-maturity
Quotas of investment funds in credit rights	49,859	40,696
Time deposit investment	3	189
Total	135,519	107,498

In current assets	102,243	86,719
In non-current assets	33,276	20,779
Total	135,519	107,498

Parent Company
In current assets	102,239	86,535
In non-current assets	33,277	20,774
Total	135,516	107,309

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, unless otherwise stated

5.                       Trade accounts receivable

The information on trade accounts receivable was presented in the 2013 annual financial statements of the Company, in Note 8.

	Consolidated		Parent Company
	Sep/2014	Dec/2013	Sep/2014	Dec/2013
Customers
Domestic market	1,413,265	1,578,008	1,007,093	1,203,071
Foreign market	1,991,658	1,577,140	3,810,648	2,872,881
Allowance for doubtful accounts	(338,328)	(282,753)	(254,293)	(200,794)
Total	3,066,595	2,872,395	4,563,448	3,875,158

In current assets	3,048,781	2,810,520	4,551,460	3,814,830
In non-current assets	17,814	61,875	11,988	60,328
Total	3,066,595	2,872,395	4,563,448	3,875,158

6.                       Inventories

The information on inventories was presented in the 2013 annual financial statements of the Company, in Note 9.

	Consolidated		Parent company
	Sep/2014	Dec/2013	Sep/2014	Dec/2013

Finished goods	3,436,797	3,429,979	1,800,255	1,717,416
Raw materials, production inputs and packaging	1,110,962	1,113,272	790,610	851,448
Maintenance materials	240,250	230,822	124,783	122,848
Advances to suppliers	236,268	236,672	193,855	190,931
Imports in transit and other	135,603	139,562	114,373	82,771
Total	5,159,880	5,150,307	3,023,876	2,965,414

In current assets	5,110,534	5,033,593	2,974,530	2,848,700
In non-current assets	49,346	116,714	49,346	116,714
Total	5,159,880	5,150,307	3,023,876	2,965,414

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

7.                       Related parties

The information concerning related parties was presented in the 2013 annual financial statements of the Company, in Note 10.

(a)               Consolidated

	Balances at September 30, 2014
											Assets	Liabilities
						Current	Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Associated companies
Borealis Brasil S.A. ("Borealis")	2,944	187				3,131
	2,944	187				3,131

Related companies
Odebrecht and subsidiaries	4,116		50	93,811	(i)	97,977			49,346	(i)	49,346	60,300
Petrobras and subsidiaries	33,574	9,925	54,435	38,189	(i)	136,123	70,943	66,302			137,245	1,273,207
	37,690	9,925	54,485	132,000		234,100	70,943	66,302	49,346		186,591	1,333,507

Total	40,634	10,112	54,485	132,000		237,231	70,943	66,302	49,346		186,591	1,333,507

(i)         Amount in “inventory – advances to suppliers” (Note 6)

	Income statement transactions from January to September 30, 2014
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	8,934	34,078
	8,934	34,078

Associated companies
Borealis	148,790
	148,790

Related companies
Odebrecht and subsidiaries	29,455	2,411,993	(24,712)
Petrobras and subsidiaries	1,118,915	13,886,799	3,596
	1,148,370	16,298,792	(21,116)

Post employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				15,616
				15,616

Total	1,306,094	16,332,870	(21,116)	15,616

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

		Balances at December 31, 2013
											Assets	Liabilities
						Current	Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
RPR				150	(i)	150						3,106
				150		150						3,106

Associated companies
Borealis	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	440		78,068	37,436	(ii)	115,944			782,565	(iii)	782,565	533,498
Petrobras and subsidiaries	99,018	9,925	36,307	42,013	(ii)	187,263	67,348	66,301			133,649	1,833,040
	99,458	9,925	114,375	79,449		303,207	67,348	66,301	782,565		916,214	2,366,538

Total	110,826	10,112	114,375	79,599		314,912	67,348	66,301	782,565		916,214	2,369,644

(i)    Amounts in “dividends and interest on capital”.

(ii)   Amount in “inventory – advance to suppliers” (Note 6)

(iii) Amount of R$665,851 under “Property, plant and equipment” related to ongoing construction works, and R$116,714 under “inventory – advance to suppliers” (Note 6).

	Income statement transactions from January to September 30, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	13,886	21,908		-
	13,886	21,908		-

Associated companies
Borealis	232,489			-
	232,489			-

Related companies
Odebrecht and subsidiaries	18,593	161,760
Petrobras and subsidiaries	909,028	11,563,130	3,355
	927,621	11,724,890	3,355

Post employment benefit plan
Odeprev				13,282
				13,282

Total	1,173,996	11,746,798	3,355	13,282

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)               Parent Company

		Balances at September 30, 2014
												Assets
						Current	Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Other		Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	21,198		6,099			27,297
Braskem Argentina	73,298					73,298
Braskem Chile	17,257					17,257
Braskem Holanda	310,833		9			310,842
Braskem Idesa	54,991	2,715	36			57,742
Braskem Inc	2,415,988		34			2,416,022		9,846				9,846
Braskem Petroquímica	32,443		137	66,300	(i)	98,880
Braskem Qpar	18,031		320			18,351
Braskem México	5,140		5,142			10,282
Brskem Idesa Serviços	2,240		2,470			4,710
Quantiq			18	12,908	(i)	12,926
Other	182		171	-		353	1,862	72				1,934
	2,951,601	2,715	14,436	79,208		3,047,960	1,862	9,918				11,780

Associated companies
Borealis	2,581	187				2,768
	2,581	187				2,768

Related companies
Odebrecht and subsidiaries	3,975		54	93,811	(ii)	97,840				49,346	(ii)	49,346
Petrobras and subsidiaries	30,977	9,925	24,811	39,063	(ii)	104,776		70,943	12,989			83,932
	34,952	9,925	24,865	132,874		202,616		70,943	12,989	49,346		133,278

SPE
FIM Sol				1,592,628	(iii)	1,592,628
				1,592,628		1,592,628

Total	2,989,134	12,827	39,301	1,804,710		4,845,972	1,862	80,861	12,989	49,346		145,058

(i)              Amounts in “dividends and interest on capital”

(ii)            Amount in “inventory – advance to suppliers” (Note 6)

(iii)           Amounts in “cash and cash equivalents”: R$1,511,137 and in “financial investments": R$81,491.

	Balances at September 30, 2014
								Liabilities
				Current				Non-Current
	Trade payables	Accounts payable to related parties		Total	Accounts payable to related parties			Total
		Advance to export	Other payable		Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	3,197	4,973	3,183	11,353	693,633			693,633
Braskem Austria		53,510		53,510	343,140			343,140
Braskem Holanda		215,781		215,781	7,713,451			7,713,451
Braskem Inc	4,654,542		960	4,655,502			103,367	103,367
Braskem Petroquímica	17,142			17,142		240,464		240,464
Braskem Qpar	9,320		37	9,357		874,002		874,002
Quantiq	33			33		49,630		49,630
IQAG						3,867		3,867
Other						104	1,447	1,551
	4,684,234	274,264	4,180	4,962,678	8,750,224	1,168,067	104,814	10,023,105

Related companies
Odebrecht and subsidiaries	39,108			39,108
Petrobras and subsidiaries	827,659			827,659
	866,767			866,767

Total	5,551,001	274,264	4,180	5,829,445	8,750,224	1,168,067	104,814	10,023,105

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to September 30, 2014
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	6,127		(51,363)
Braskem Argentina	167,880		358
Braskem Austria			(25,869)
Braskem Chile	26,529		428
Braskem Holanda	380,983		(777,380)
Braskem Idesa	65,125		2,306
Braskem Inc	463,299	2,679,041	80,872
Braskem Petroquímica	534,998	241,643
Braskem Qpar	213,631	338,755
Quantiq	83,434	17,011
	1,942,006	3,276,450	(770,648)

Jointly-controlled investment
RPR	8,808	549
	8,808	549

Associated companies
Borealis	86,951
	86,951

Related companies
Odebrecht and subsidiaries	29,452	219,128
Petrobras and subsidiaries	672,586	9,506,646	3,596
	702,038	9,725,774	3,596

Post-employment benefit plan
Odeprev				11,233
				11,233

Total	2,739,803	13,002,773	(767,052)	11,233

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Balances at December 31, 2013
	Assets
						Current	Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Other		Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	47,985		39,287			87,272
Braskem Argentina	53,415					53,415
Braskem Chile	12,613					12,613
Braskem Holanda	265,132					265,132
Braskem Idesa	23,794	2,742	5,577			32,113
Braskem Inc	1,759,572		33			1,759,605		9,104				9,104
Braskem Petroquímica	39,332		71	66,300	(i)	105,703
Braskem Qpar	28,905		23,342			52,247	313,417					313,417
Quantiq			596	11,580	(i)	12,176
Other	2,021	263	2,103			4,387	1,742	67				1,809
	2,232,769	3,005	71,009	77,880		2,384,663	315,159	9,171				324,330

Jointly-controlled investment
RPR				151	(i)	151
				151		151

Associated companies
Borealis	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	3,651			35,473	(ii)	39,124				136,714	(iv)	136,714
Petrobras and subsidiaries	99,018	9,925	16,047	28,233	(ii)	153,223		67,348	12,990			80,338
	102,669	9,925	16,047	63,706		192,347		67,348	12,990	136,714		217,052

SPE
FIM Sol				1,396,323	(iii)	1,396,323
				1,396,323		1,396,323

Total	2,346,806	13,117	87,056	1,538,060		3,985,039	315,159	76,519	12,990	136,714		541,382

(i)              Amounts in “dividends and interest on capital”

(ii)            Amount in “inventory – advance to suppliers” (Note 6)

(iii)           Amounts in “cash and cash equivalents”: R$1,334,653 and in “financial investments": R$61,670

(iv)           Amount of R$20,000 under “Property, plant and equipment” related to ongoing construction works and R$116,714 under “inventory – advance to suppliers” (Note 6)

		Balances at December 31, 2013
						Liabilities
					Current					Non-Current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
			Advance to export	Other payable			Advance to export	Current Accounts	Notes payable

Subsidiaries
Braskem America	3,018		34,064	3,170	40,252		662,956			662,956
Braskem Austria			48,036		48,036		351,390			351,390
Braskem Holanda			41,090		41,090		3,874,252			3,874,252
Braskem Importação								101		101
Braskem Inc	3,863,320	248,544		917	4,112,781	3,720,604			98,795	3,819,399
Braskem Participações	-								1,448	1,448
Braskem Petroquímica	5,625			6	5,631			138,742		138,742
Braskem Qpar	3,692			11	3,703
Quantiq	327				327			16,782		16,782
IQAG								4,270		4,270
Politeno Empreendimentos								7		7
	3,875,982	248,544	123,190	4,104	4,251,820	3,720,604	4,888,598	159,902	100,243	8,869,347

Jointly-controlled investment
RPR	256				256
	256				256

Related companies
Odebrecht and subsidiaries	61,631			335	61,966
Petrobras and subsidiaries	1,572,473				1,572,473
	1,634,104			335	1,634,439

Total	5,510,342	248,544	123,190	4,439	5,886,515	3,720,604	4,888,598	159,902	100,243	8,869,347

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to September 30, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	8,001		(86,971)
Braskem Argentina	162,623		9,085
Braskem Austria			(53,989)
Braskem Chile	21,832		1,003
Braskem Holanda	299,061		(366,525)
Braskem Idesa	44,017		48,021
Braskem Inc	1,569,499	1,317,108	(736,693)
Braskem Petroquímica	360,024	167,762
Braskem Qpar	142,035	234,863
Quantiq	105,949	1,035
	2,713,041	1,720,768	(1,186,069)

Jointly-controlled investment
RPR	13,533	322
	13,533	322

Associated companies
Borealis	218,962
	218,962

Related companies
Odebrecht and subsidiaries	18,593	177,683
Petrobras and subsidiaries	718,383	8,051,170	3,355
	736,976	8,228,853	3,355

Post employment benefit plan
Odeprev				10,347
				10,347

Total	3,682,512	9,949,943	(1,182,714)	10,347

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)               Key management personnel

		Parent company and Consolidated
Non-current liabilities		Sep/2014	Dec/2013

Long-term incentives	(i)		2,333
Total			2,333

		Parent company and Consolidated
Income statement transactions		Sep/2014	Sep/2013
Remuneration
Short-term benefits to employees and managers		22,611	23,432
Post-employment benefit		206	140
Long-term incentives		560	51
Total		23,377	23,623

(i)       In a meeting held on May 7, 2014, the Board of Directors approved the termination of the long-term incentive plan. The plan had been created in September 2005 and was not based on the Company’s shares. Through this plan, members of strategic programs could acquire securities issued by the Company called “Certificates of Investment Units”. These securities did not entitle their holder to the status of Braskem shareholder or to any rights or privileges inherent to such status, especially voting and other political rights. The amount paid to terminate the plan was R$14,002.

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2013 annual financial statements of the Company, in Note 11.

		Consolidated		Parent company
		Sep/2014	Dec/2013	Sep/2014	Dec/2013

Parent Company and subsidiaries in Brazil
Industrialized product Tax (IPI)		34,599	28,701	28,202	26,307
Value-added tax on sales and services (ICMS) - normal operations		453,069	738,282	293,544	410,004
ICMS - credits from PP&E		137,610	123,354	97,148	93,018
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		719,329	719,448	700,722	650,355
PIS and COFINS - credits from PP&E		246,882	269,006	165,274	134,161
PIS - Decree-Law 2,445 and 2,449/88		92,575	88,339	69,068	65,801
IR and CSL		635,361	542,686	447,325	395,214
REINTEGRA program		198,790	267,049	194,153	232,507
Other		116,499	180,172	70,639	139,242

Foreign subsidiaries
Value-added tax	(i)	954,417	563,650
Income tax		9,195	2,516
Total		3,598,326	3,523,203	2,066,075	2,146,609

Current assets		2,581,241	2,237,213	1,272,096	1,246,858
Non-current assets		1,017,085	1,285,990	793,979	899,751
Total		3,598,326	3,523,203	2,066,075	2,146,609

(i)       Sun of R$29,371, resulting from the sales made by Braskem Alemanha to other countries and R$925,046, resulting from the acquisition of machinery and equipment of the Ethylene XXI project. The Management expects these credits to be received in the short term based on the laws of the countries that are involved.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

9.                       Investments

The information related to investments was presented in the Company’s annual financial statements, in Note 15.

(a)                    Information on investments

			Interest in total capital		Adjusted net profit (loss)		Adjusted
			total (%) - Sep/2014		for the period		equity
		Note	Direct	Direct and Indirect	Sep/2014	Sep/2013	Sep/2014	Dec/2013
		2.1.1(b)				Revised
Subsidiaries
Braskem Alemanha			5.66	100.00	38,321	(34,616)	1,137,572	1,056,093
Braskem America				100.00	80,866	11,329	1,069,051	940,124
Braskem America Finance				100.00	117	72	1,664	1,448
Braskem Argentina			96.77	100.00	6,769	169	18,147	11,379
Braskem Austria			100.00	100.00	(2,116)	(346)	(6,058)	(4,097)
Braskem Austria Finance				100.00	(24)		3	25
Braskem Chile			99.02	100.00	(144)	48	1,719	1,863
Braskem Espanha				100.00			(9)	(9)
Braskem Holanda			100.00	100.00	15,949	(3,195)	1,398,559	1,333,390
Braskem Finance			100.00	100.00	(73,811)	(10,224)	(218,369)	(144,558)
Braskem Idesa			75.00	75.00	(209,183)	23,507	246,904	548,465
Braskem Idesa Serviços				75.00	1,081	788	5,483	5,138
Braskem Importação			0.04	100.00	2	(1)	203	201
Braskem Inc.			100.00	100.00	316,371	(99,240)	469,393	153,021
Braskem México			99.97	100.00	31,720	1,557	314,938	271,654
Braskem México Serviços	(i)			100.00	167		1,625
Braskem Participações			100.00	100.00	(18)	1,518	(576)	(558)
Braskem Petroquímica			100.00	100.00	171,172	45,285	1,819,017	1,647,845
Braskem Qpar			98.61	100.00	416,278	(105,614)	6,017,356	5,601,077
Common	(ii)					699		(12)
DAT	(iii)							37,681
IQAG			0.12	100.00	3,763	2,333	8,448	7,184
Lantana				100.00	(28)	(44)	(656)	(592)
Norfolk	(iv)			100.00	(411)	7,284	(433)	(103)
Petroquímica Chile			97.96	100.00	1,252	(962)	6,251	4,999
Politeno Empreendimentos			99.98	100.00	(5)	(6)	593	598
Quantiq			99.90	100.00	19,076	14,854	261,332	243,584
Riopol	(v)					246,472

Jointly-controlled investment
RPR			33.20	33.20	(4,576)	6,483	120,404	124,980
OCE	(vi)		20.00	20.00	295		625	689
Propilsur			49.00	49.00	(88)	(2,433)	111,561	109,300

Associates
Borealis			20.00	20.00	4,345	5,492	171,533	166,746
Companhia de Desenvolvimento
Rio Verde ("Codeverde")			35.97	35.97	(596)	(406)	46,342	46,342

(i)              Company incorporated on November 21, 2013.

(ii)            Company dissolved in September 2014.

(iii)           Company divested on February 3, 2014 (Note 1(a)).

(iv)           Company in process of dissolution.

(v)            Company merged into Braskem Qpar in September 2013.

(vi)           Shares acquired in July 2013.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Changes in investments – parent company

			Dividends	Equity in results of investees				Equity	Currency
	Balance at	Capital	and interest	Effect	Adjustment of	Goodwill	write-off	valuation	translation	Balance at
	Dec/2013	increase	on equity	of results	unrealized profit	amortization	by sale	adjustments	adjustments	Sep/2014
Subsidiaries and jointly-controlled investment

Domestic subsidiaries
Braskem Petroquímica	1,502,856			171,172	83	(2,577)				1,671,534
Braskem Qpar	6,383,358			410,661	(3,567)	(62,902)				6,727,550
DAT	37,681			(19)			(37,662)
Politeno Empreendimentos	598			(5)						593
Quantiq	247,388		(1,269)	19,076	(1,838)					263,357
RPR	41,500			(1,519)						39,981
OCE	138		(3)	(10)						125
	8,213,519		(1,272)	599,356	(5,322)	(65,479)	(37,662)			8,703,140

Foreign subsidiaries
Braskem Alemanha	59,548			2,169	231			(4)	2,448	64,392
Braskem Argentina	7,507			6,769	3,267					17,543
Braskem Chile	1,863			(144)						1,719
Braskem Holanda	1,333,141			15,949	249				49,221	1,398,560
Braskem Idesa	410,942			(156,887)	121			(74,718)	5,433	184,891
Braskem Inc.	142,849			316,371	7,032					466,252
Braskem México	271,654	4,709		31,719					6,856	314,938
Petroquímica Chile	4,999			1,252	(962)					5,289
	2,232,503	4,709		217,198	9,938			(74,722)	63,958	2,453,584

Total subsidiaries and jointly-controlled investment	10,446,022	4,709	(1,272)	816,554	4,616	(65,479)	(37,662)	(74,722)	63,958	11,156,724

Associate
Borealis	33,349			957						34,306
Total associate	33,349			957						34,306

Total subsidiaries, jointly-controlled investment
and associates	10,479,371	4,709	(1,272)	817,511	4,616	(65,479)	(37,662)	(74,722)	63,958	11,191,030

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    Equity accounting results - breakdown

			Consolidated			Parent company
	Nota	Sep/2014	Sep/2013	Sep/2014		Sep/2013
	2.1.1(b)
Equity in the results		(666)	(1,701)	822,127		327,057
Amortization of fair value adjustment				(65,479)	(i)	(79,830)
Provision for losses on investments				(75,944)		(11,036)
Other		983		1,041		49
		317	(1,701)	681,745		236,240

(i)       Amortization of fair value adjustments comprises the following:

•      R$62,902 related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue” of R$13,289; “cost of sales” of R$68,959; “general and administrative expenses” of R$68 and “financial results” of R$12,990. The effect of deferred income tax and social contribution was R$32,404.

•      R$2,577 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiary Braskem Petroquímica.

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2013 annual financial statements, in Note 16.

	Consolidated
			Sep/2014			Dec/2013
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	432,515		432,515	428,908		428,908
Buildings and improvements	1,853,322	(833,058)	1,020,264	1,830,245	(783,084)	1,047,161
Machinery, equipment and installations	26,265,116	(12,336,598)	13,928,518	25,671,115	(11,044,102)	14,627,013
Projects in progress	11,968,193		11,968,193	8,832,906		8,832,906
Other	1,009,378	(516,058)	493,320	936,228	(458,668)	477,560
Total	41,528,524	(13,685,714)	27,842,810	37,699,402	(12,285,854)	25,413,548

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended September 30, 2014 that indicate the need for impairment testing on the property, plant and equipment.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

11.                   Intangible assets

The information on intangible assets was presented in the 2013 annual financial statements of the Company, in Note 17.

	Consolidated
			Sep/2014	Dec/2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	212,544	(89,175)	123,369	208,574	(82,176)	126,398
Software and use rights	491,768	(286,017)	205,751	473,560	(244,924)	228,636
Contracts with customers and suppliers	729,138	(272,811)	456,327	712,499	(213,821)	498,678
Total	4,621,172	(1,776,807)	2,844,365	4,582,355	(1,669,725)	2,912,630

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended September 30, 2014 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in October 2013, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

12.                   Borrowings

The information on borrowings was presented in the 2013 annual financial statements of the Company, in Note 18.

	Annual financial charges			Consolidated
		Average interest (unless otherwise stated)
	Monetary restatement		Sep/2014	Dec/2013
Foreign currency
Bonds and Medium term notes (MTN)	Note 12 (a)	Note 12 (a)	10,898,025	10,432,526
Advances on exchange contracts	US dollar exchange variation	0.88%		117,132
Export prepayment	Note 12 (b)	Note 12 (b)	420,762	540,744
BNDES	Note 12 (c)	Note 12 (c)	393,009	453,065
Export credit notes	Note 12 (d)	Note 12 (d)	885,213	843,060
Working capital	US dollar exchange variation	1.59% above Libor	583,218	633,632
Other	US dollar exchange variation	4.00% above Libor		1,268
Transactions costs			(264,763)	(81,375)

Local currency
Export credit notes	Note 12 (d)	Note 12 (d)	2,663,690	2,528,077
BNDES	Note 12 (c)	Note 12 (c)	2,830,523	2,464,987
BNB/ FINAME/ FINEP/ FUNDES		6.41%	586,988	658,372
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.48%	10,396	16,093
Fundo de Desenvolvimento do Nordeste (FDNE)		6.50%	50,285
Other	CDI	0.04%	29,131
Transactions costs			(14,920)	(5,090)
Total			19,071,557	18,602,491

Current liabilities			1,308,737	1,248,804
Non-current liabilities			17,762,820	17,353,687
Total			19,071,557	18,602,491

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

		Parent company
	Sep/2014	Dec/2013
Foreign currency
Current liabilities	1,146,914	735,512
Non-current liabilities	2,189,421	6,940,002
	3,336,335	7,675,514
Local currency
Current liabilities	720,488	547,534
Non-current liabilities	5,166,342	4,781,412
	5,886,830	5,328,946

Current liabilities	1,867,402	1,283,046
Non-current liabilities	7,355,763	11,721,414
Total	9,223,165	13,004,460

(a)                    Bonds and MTN

		Issue amount		Interest	Consolidated
Issue date		(US$ in thousands)	Maturity	(% per year)	Sep/2014	Dec/2013
July 1997		250,000	June 2015	9.38	144,386	152,328
January 2004		250,000	January 2014	11.75		178,897
September 2006	(i)	275,000	January 2017	8.00	157,845	305,006
June 2008	(i)	500,000	June 2018	7.25	365,830	1,000,375
May 2010	(i)	400,000	May 2020	7.00	120,106	940,780
May 2010		350,000	May 2020	7.00	881,703	828,360
October 2010		450,000	no maturity date	7.38	1,122,382	1,072,742
April 2011		750,000	April 2021	5.75	1,880,407	1,772,070
July 2011		500,000	July 2041	7.13	1,241,993	1,207,927
February 2012		250,000	April 2021	5.75	628,899	592,666
February 2012		250,000	no maturity date	7.38	623,545	595,968
May 2012		500,000	May 2022	5.38	1,252,580	1,181,443
July 2012		250,000	July 2041	7.13	620,997	603,964
February 2014	(i)	500,000	February 2024	6.45	1,238,235
May 2014	(i)	250,000	February 2024	6.45	619,117
Total		5,725,000			10,898,025	10,432,526

(i)       The Bonds issued in February and May 2014 were primarily to refinance the Bonds issued in September 2006, June 2008 and May 2010. The issues in 2014 were considered as refinancing of previous debt in accordance with CPC 38 (IFRS 9), and hence all expenses involved in structuring the operations, including premiums paid to holders of the refinanced bonds, were deemed transaction costs.

(b)                    Export prepayments (“EPP”)

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	Sep/2014	Dec/2013
December 2010	100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47		118,505
January 2013	200,000	November-2022	US dollar exchange variation + semiannual Libor + 2.47	420,762	422,239
Total	300,000			420,762	540,744

(i)       Settled early in June 2014.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    BNDES borrowings

				Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Sep/2014	Dec/2013

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.95	5,027	6,533
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.80 to 6.95	7,366	10,389
Green PE plant	2009	July-2017	US dollar exchange variation + 6.73	32,964	39,838
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.73	64,009	80,826
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.73	105,584	115,082
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.57 to 6.60	140,183	159,917
Butadiene plant	2011	January-2021	US dollar exchange variation + 6.60	37,876	40,480
				393,009	453,065

Local currency
Other	2006	September-2016	TJLP + 2.80	35,850	49,294
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	49,423	75,867
Green PE plant	2008/2009	June-2017	TJLP + 0.00 to 4.78	219,079	280,631
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	182,314	240,915
Limit of credit II	2009	January-2017	4.50	62,556	10,763
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	308,220	352,364
New plant PVC Alagoas	2010	December-2019	5.50	35,080	40,091
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	1,315,746	969,715
Limit of credit III	2011	October-2019	SELIC + 2.58 to 2.78	241,450	82,362
Limit of credit III	2011	November-2019	3.50 to 6.00	260,803	228,583
Butadiene plant	2011	December-2020	TJLP + 0.00 to 3.45	120,002	134,402
				2,830,523	2,464,987

Total				3,223,532	2,918,052

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(d)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Sep/2014	Dec/2013

Foreign currency
November 2006	jan-1900	167,014	May 2018	Us dollar exchange variation + 8.10	197,243	184,778
April 2007	jan-1900	101,605	March 2018	Us dollar exchange variation + 7.87	127,212	119,255
May 2007	jan-1900	146,010	May 2019	Us dollar exchange variation + 7.85	188,635	176,806
January 2008	jan-1900	266,430	February 2020	Us dollar exchange variation + 7.30	372,123	362,221
		681,059			885,213	843,060

Local currency
April-2010		50,000	October-2021	105% of CDI	52,430	50,880
June-2010		200,000	October-2021	105% of CDI	209,721	203,521
February-2011		250,000	October-2021	105% of CDI	209,721	203,521
April-2011	(i)	450,000	April-2019	112.5% of CDI	461,065	459,408
June-2011		80,000	October-2021	105% of CDI	83,888	81,408
August-2011	(i)	400,000	August-2019	112.5% of CDI	404,055	403,513
June-2012		100,000	October-2021	105% of CDI	104,860	101,761
September-2012		300,000	October-2021	105% of CDI	314,581	305,282
October-2012		85,000	October-2021	105% of CDI	89,131	86,496
February-2013	(ii) e (iv)	100,000	February-2016	8.00	100,410	101,183
February-2013	(iii)	50,000	February-2016	7.50		50,505
February-2013	(ii)	100,000	February-2016	8.00	101,075	101,010
February-2013	(ii) e (iv)	50,000	February-2016	8.00	50,193	50,440
February-2013	(ii)	100,000	February-2016	8.00	101,031	100,923
March-2013	(ii)	50,000	March-2016	8.00	50,246	50,257
March-2013	(iii)	17,500	March-2016	8.00		17,583
August-2013	(iii)	10,000	August-2016	8.00		10,129
December-2013	(ii)	150,000	December-2016	8.00	153,209	150,257
June-2014	(ii)	50,000	June-2017	7.50	50,000
June-2014	(ii)	17,500	June-2017	8.00	17,500
June-2014	(ii)	10,000	June-2017	8.00	10,000
September-2014		100,000	August-2020	8.00	100,574
Total		2,720,000			2,663,690	2,528,077

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.1.1 (b)).

(ii)       The Company enters into swap transactions for these contracts (from 67.10% to 92.70% of CDI) (Note 14.1.1 (a)).

(iii)      Financing settled early in June 2014.

(iv)      In September 2014, these agreements were amended to change the expiration date from February 2016 to September 2017.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	Sep/2014	Dec/2013
2015	374,951	1,121,998
2016	1,441,153	1,738,496
2017	1,251,005	1,576,790
2018	1,789,744	1,881,848
2019	1,859,210	1,479,686
2020	1,726,499	2,366,125
2021	2,664,332	2,561,516
2022	1,288,721	1,248,355
2023	7,037	1,676
2024	1,839,757
2025 and thereafter	3,520,411	3,377,197
Total	17,762,820	17,353,687

(f)                     Capitalized financial charges - consolidated

In the period ended September 30, 2014, a total of R$67,479 corresponding to financial charges were capitalized (R$64,515 in the period ended September 30, 2013), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 7.31% p.a. (7.10% p.a. in the period ended September 30, 2013).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Sep/2014	guaranteed	Guarantees

BNB	March-2023	300,747	300,747	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	3,223,532	3,223,532	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	183,699	183,699	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	110,038	110,038	Bank surety
FINAME	February-2022	2,900	2,900	Pledge of equipment
Total		3,820,916	3,820,916

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

13.                   Project finance

The information on project finance was presented in the 2013 annual financial statements in Note 19.

	Contract value	Value received			Consolidated
Identification	US$ thousands	US$ thousands	Maturity	Charges (% per year)	Sep/2014	Dec/2013
Project finance I	700,000	643,626	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,584,408	1,141,515
Project finance II	210,000	121,096	February-2027	Us dollar exchange variation + 6.17	298,945	121,387
Project finance III	600,000	519,801	February-2029	Us dollar exchange variation + 4.33	1,281,165	621,410
Project finance IV	660,000	678,839	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,672,423	1,298,791
Project finance V	400,000	367,787	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	906,867	653,288
Project finance VI	90,000	57,624	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	141,897	79,630
Project finance VII	533,095	490,163	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,221,310	866,581
Transactions costs					(116,424)	(51,196)
Total	3,193,095	2,878,936			6,990,591	4,731,406

Current liabilities					23,764	25,745
Non-current liabilities					6,966,827	4,705,661
Total					6,990,591	4,731,406

On April 8, 2014 and August 11, 2014, Braskem Idesa received the third and fourth tranches of the Project Finance in the amounts of R$1,021,760 (US$ 464,986 thousand) and R$872,747 (US$383,137) respectively.

Braskem Idesa capitalized the charges incurred on this financing in the period ending September 30, 2014, in the amount of R$373,240 (R$144,944 in the period ended September 30, 2013), including a portion of exchange variation. The average interest rate over these charges in the period was 6.3% p.a.

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Consolidated
	Sep/2014	Dec/2013

2016	120,578	85,068
2017	379,809	254,883
2018	466,900	313,944
2019	486,722	327,391
2020	576,455	389,584
2021	660,896	447,535
2022	552,615	377,156
2023	730,523	493,770
2024	791,404	534,866
2025 and thereafter	2,200,925	1,481,464
Total	6,966,827	4,705,661

In accordance with the Company’s risk management strategy and based on its financial policy, the Management contracted and designated derivative operations under hedge accounting (Note 14.1.1 (d.i)) in order to offset the change in future debt-related financial expenses caused by the fluctuation of the Libor rate.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.                   Financial instruments

The information related to financial instruments was presented in the 2013 financial statements of the Company, in Note 20.

14.1.             Non-derivative financial instruments – measured at fair value - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Sep/2014	Dec/2013	Sep/2014	Dec/2013

Cash and cash equivalents	3
Cash and banks				601,179	987,824	601,179	987,824
Financial investments in Brazil		Held-for-trading	Level 2	560,199	687,938	560,199	687,938
Financial investments in Brazil		Loans and receivables		1,379,836	1,218,852	1,379,836	1,218,852
Financial investments abroad		Held-for-trading	Level 2	1,181,190	1,441,245	1,181,190	1,441,245
				3,722,404	4,335,859	3,722,404	4,335,859

Financial investments	4
FIM Sol investments		Held-for-trading	Level 2	81,491	61,670	81,491	61,670
Investments in foreign currency		Held-for-trading	Level 2	2,820	3,773	2,820	3,773
Investments in foreign currency		Held-to-maturity		3	189	3	189
Shares		Held-for-trading		1,346	1,170	1,346	1,170
Quotas of receivables investment fund Restricted deposits		Held-to-maturity		49,859	40,696	49,859	40,696
				135,519	107,498	135,519	107,498

Trade accounts receivable	5			3,066,595	2,872,395	3,066,595	2,872,395

Related parties credits	7	Loans and receivables		201,842	258,136	201,842	258,136

Trade payables				9,566,665	10,421,687	9,566,665	10,421,687

Borrowings	12
Foreign currency - Bond			Level 1	10,898,025	10,432,526	11,223,771	10,241,359
Foreign currency - other borrowings				2,282,202	2,588,901	2,282,202	2,588,901
Local currency				6,171,013	5,667,529	6,171,013	5,667,529
				19,351,240	18,688,956	19,676,986	18,497,789

Project finance	13			7,107,015	4,782,602	7,107,015	4,782,602

Ethylene XXI Project Loan	16			638,356	370,420	638,356	370,420

Other payables				291,469	275,743	291,469	275,743

(a)   Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.1.1    Derivative financial instruments designated and not designated for hedge accounting

			Operation characteristics
		Fair value	Principal exposure		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy		Derivatives	Dec/2013	fair value	settlement	Sep/2014

Non-hedge accounting transactions
Commodity swap - Naphtha		Level 2	Fixed price	Variable price	(470)	5	465
Interest rate swaps	14.1.1 (a)	Level 2	Fixed rate	CDI	20,751	(13,452)	3,320	10,619
Contract for the future purchase		Level 2	Euro	Dollar	(5,022)	3,669	3,272	1,919
					15,259	(9,778)	7,057	12,538

Hedge accounting transactions
Exchange swap	14.1.1 (b)	Level 2	CDI	Dollar	367,559	111,779	(24,058)	455,280
Commodity swap - ethylene		Level 2	Variable price	Fixed price	(69)	(72)	141
Commodity swap - PGP		Level 2	Fixed price	Variable price	(59)	(132)	191
Interest rate swaps	14.1.1 (d.i)	Level 2	Libor	Dollar	(110,253)	42,971	24,261	(43,021)
Contract for the future purchase - Currency	14.1.1 (d.ii)	Level 2	Peso mexicano	Dollar	47,280	(15,771)	(13,667)	17,842
					304,458	138,775	(13,132)	430,101

Current assets (other receivables)					(34,101)			(26,446)
Non current assets (other receivables)					(137,345)			(81,502)
Current liabilities (derivatives operations)					95,123			68,861
Non current liabilities (derivatives operations)					396,040			481,726
					319,717	128,997	(6,075)	442,639

(a)                    Interest rate swap linked to NCE

Identification		Interest rate	Maturity		Fair value
	Nominal value	(hedge)		Sep/2014	Dec/2013
Swap NCE I	100,000	90.65% CDI	February-2016	2,562	4,086
Swap NCE II	50,000	88.20% CDI	February-2016	1,407	2,243
Swap NCE III	100,000	92.64% CDI	February-2016	2,806	4,435
Swap NCE IV	50,000	92.70% CDI	February-2016	1,415	2,315
Swap NCE V	100,000	91.92% CDI	February-2016	(648)	4,407
Swap NCE VI	50,000	92.25% CDI	March-2016	2,729	2,310
Swap NCE VII	17,500	91.10% CDI	March-2016	1,371	765
Swap NCE VIII	10,000	77.52% CDI	August-2016	450	190
Swap NCE IX	50,000	68.15% CDI	December - 2016	74
Swap NCE X	50,000	67.15% CDI	December - 2016	(770)
Swap NCE XI	50,000	67.10% CDI	December - 2016	(777)
Total	627,500			10,619	20,751

Current liabilities (derivatives operations)				10,619	20,751
Total				10,619	20,751

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Swaps related to export credit notes (NCE)

Identification		Interest rate	Maturity	Fair value
	Nominal value	(hedge)		Sep/2014	Dec/2013
Swap NCE I	200,000	5.44%	August 2019	129,212	101,904
Swap NCE II	100,000	5.40%	August 2019	62,192	48,414
Swap NCE III	100,000	5.37%	August 2019	60,517	46,642
Swap NCE IV	100,000	5.50%	April 2019	46,199	39,005
Swap NCE V	100,000	5.50%	April 2019	46,130	38,939
Swap NCE VI	150,000	5.43%	April 2019	63,373	52,745
Swap NCE VII	100,000	4.93%	April 2019	47,657	39,910
Total	850,000			455,280	367,559

Current assets (other receivables)				(26,446)	(28,481)
Non Current liabilities (derivatives operations)				481,726	396,040
Total				455,280	367,559

(c)                    Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports.

Certain liabilities that were selected as hedge instruments are protecting dollar-denominated export flows scheduled to occur after the original maturities of these liabilities. For these cases, the Company maintains a strategy to refinance, roll over or swap the liability. The column “Maturity” in the following table already presents the new maturities in accordance with the hedged flows, considering the refinancing, rollover or swap strategy. If these events do not occur, the exchange variation equivalent to the period for which the hedge ratio was effective will be recorded under shareholders' equity through the export period.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

On September 30, 2014, the following non-derivative liabilities were designated as hedge for the flow of its exports:

	Financial liabilities
				Nominal value
Identification	Maturity	Hedge		US$ thousands	Sep/2014	Dec/2013

Operations designated for hedge accounting
Trade payables	2016	Dollar		839.447	2,057,484	1,966,488
Trade payables	2017	Dollar		749.685	1,837,478	1,756,212
Export prepayments	2017	Dollar		80.000	196,080	187,408
Trade payables	2018	Dollar		787.894	1,931,127	1,744,207
Export prepayments	2018	Dollar				101,513
Bond	2019	Dollar		57.331	140,518	152,604
Trade payables	2019	Dollar		57.812	141,697
Accounts payable	2019	Dollar				117,130
Export prepayments	2019	Dollar		618.837	1,516,769	1,449,688
Accounts payable	2020	Dollar		282.000	691,182	674,669
Trade payables	2020	Dollar		62.000	151,962	131,186
Export prepayments	2020	Dollar		380.000	931,380	890,188
Accounts payable	2021	Dollar		278.000	681,378	777,743
Trade payables	2021	Dollar		114.000	279,414	23,426
Export prepayments	2021	Dollar		324.000	794,124	876,132
Export credit notes	2022	Dollar		216.000	529,416	506,002
Export prepayments	2022	Dollar		70.000	171,570
Export credit notes	2022	Dollar		353.000	865,203	826,938
Export prepayments	2022	Dollar		80.000	196,080	351,388
Accounts payable	2023	Dollar		603.972	1,480,334	1,531,994
Export prepayments	2023	Dollar		54.999	134,806
Export prepayments	2023	Dollar		59.400	145,589	150,863
Accounts payable	2024	Dollar		113.854	279,057	266,715
Export prepayments	2024	Dollar		575.000	1,409,325	1,346,995
0			0	6,757.231	16,561,973	15,829,489

(d)                Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa share the same guarantees with the Project Finance.

(d.i)      Interest rate swap linked to Libor (operation not designated for hedge accounting)

Identification	Nominal value	Interest rate	Maturity		Fair value
	US$ thousands	(hedge)		Sep/2014	Dec/2013
Swap Libor I	299,996	1.9825%	May-2025	(9,870)	(25,124)
Swap Libor II	299,996	1.9825%	May-2025	(9,764)	(25,213)
Swap Libor III	299,996	1.9825%	May-2025	(9,854)	(25,213)
Swap Libor IV	129,976	1.9825%	May-2025	(4,277)	(10,924)
Swap Libor V	132,996	1.9825%	May-2025	(4,329)	(11,178)
Swap Libor VI	149,932	1.9825%	May-2025	(4,927)	(12,601)
Total	1,312,892			(43,021)	(110,253)

Non-Current assets (other receivables)				(81,502)	(137,345)
Current liabilities (derivatives operations)				38,481	27,092
Total				(43,021)	(110,253)

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(d.ii)    Currency futures contract– Mexican Peso / U.S. Dollar (operation designated for hedge accounting)

Identification	Nominal value	Foreign exchange	Maturity		Fair value
	US$ thousands	(hedge)		Sep/2014	Dec/2013
Deliverable Forward	41,020	12.6185	January-2014		3,620
Deliverable Forward	35,453	12.5394	February-2014		3,815
Deliverable Forward	39,206	12.5926	March-2014		4,065
Deliverable Forward	54,084	12.8643	April-2014		3,468
Deliverable Forward	52,182	12.9268	June-2014		3,164
Deliverable Forward	51,191	12.8909	June-2014		3,624
Deliverable Forward	46,889	12.8789	July-2014		3,612
Deliverable Forward	45,959	12.9465	September-2014		3,281
Deliverable Forward	36,561	12.9044	September-2014		2,988
Deliverable Forward	37,215	12.9570	Octuber-2014	3,443	2,923
Deliverable Forward	31,908	12.9465	December-2014	3,146	2,707
Deliverable Forward	28,169	12.9881	December-2014	2,705	2,344
Deliverable Forward	23,381	12.9518	February-2015	2,517	2,202
Deliverable Forward	29,047	13.1969	March-2015	1,989	1,788
Deliverable Forward	18,625	13.0980	March-2015	1,694	1,519
Deliverable Forward	10,230	13.0490	April-2015	1,066	961
Deliverable Forward	5,897	13.1167	June-2015	575	525
Deliverable Forward	7,014	13.4329	June-2015	325	317
Deliverable Forward	2,245	13.2538	July-2015	187	176
Deliverable Forward	1,840	13.1486	August-2015	195	181
Total	598,116			17,842	47,280

Current liabilities (derivatives operations)				17,842	47,280
Total				17,842	47,280

Before designating these swap operations as hedge accounting, on March 1, 2014, the Company recognized financial income of R$112. After recognizing such designation, in shareholders’ equity, the Company recognized a credit of R$15,659 relating to changes in the fair value of these swaps since the designation through September 30, 2014.

(e)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from September 30, 2014, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$17,414 thousand for the NCE exchange swap (Note 14.1.1(b)) and R$764 thousand for the NCE interest rate swap (Note 14.1.1(a)).

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

14.2.             Credit quality of financial assets

(a)                    Trade accounts receivable

On September 30, 2014, the credit ratings for the domestic market were as follows:

				(%)
			Sep/2014	Dec/2013
1	Minimum risk		6.25	16.56
2	Low risk		36.59	32.61
3	Moderate risk		31.31	23.54
4	High risk		24.63	26.26
5	Very high risk	(i)	1.23	1.03

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
September 30, 2014	0.41%	0.16%
September 30, 2013	0.29%	0.15%
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Sep/2014	Dec/2013
Financial assets with risk assessment
AAA	3,042,013	3,436,378
AA+	61,854
AA	77	93,955
A+	179,354
A	500,281	865,105
A-	20,497	1,485
	3,804,076	4,396,923
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	49,857	40,696
Sundry funds (ii)	2,820	3,773
Other financial assets with no risk assessment	1,170	1,965
	53,847	46,434

Total	3,857,923	4,443,357

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

14.3.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On September 30, 2014, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      U.S. dollar/Mexican peso exchange rate;

•      U.S. dollar/Euro exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Selection of scenarios

(b.1)    Probable scenario

The Market Readout published by the Central Bank of Brazil on September 26, 2014 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2014.

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, Braskem considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2014 of 0.50%.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(b.2)  Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds and MTN	4,345	(2,662,470)	(5,324,941)
BNDES	160	(98,252)	(196,504)
Working capital / structured operations	599	(367,108)	(734,215)
Export prepayments	165	(101,036)	(202,071)
Financial investments abroad	(1,213)	743,440	1,486,880
Swaps	(342)	(341,445)	(502,471)

U.S. dollar/Mexican peso exchange rate
Project finance	(44,829)	(1,747,648)	(3,495,295)
Deliverable Forward	(2,977)	(91,759)	(153,055)

Libor floating interest rate
Borrowings	(2,224)	(11,122)	(22,243)
Export prepayments	(4,246)	(21,231)	(42,461)

CDI interest rate
NCE	(77,857)	(221,861)	(469,265)
Swaps NCE	(13,085)	(36,231)	(73,238)
NCA	(179,343)	(519,500)	(1,128,073)
External loans / Other	(2,147)	(6,085)	(12,762)

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	5.0%	6.0%	6.5%

TJLP interest rate
BNDES	(50,000)	(100,684)	(152,059)

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2013 annual financial statements, in Note 21.

	Consolidated		Parent company
	Sep/2014	Dec/2013	Sep/2014	Dec/2013

Parent Company and subsidiaries in Brazil
IPI	100,511	81,282	73,261	60,355
PIS and COFINS	13,134	615
IR and CSL	222,236	52,226	19,913	21,200
ICMS	131,604	120,941	56,439	56,077
Federal tax payment program - Law 11,941/09	1,020,203	1,024,127	941,767	956,884
Other	61,755	67,680	49,237	61,423

Foreign subsidiaries
Other	4,147	1,428
Total	1,553,590	1,348,299	1,140,617	1,155,939

Current liabilities	674,058	445,424	334,491	316,408
Non-current liabilities	879,532	902,875	806,126	839,531
Total	1,553,590	1,348,299	1,140,617	1,155,939

With the reopening of the federal tax installment payment program, authorized by Law 12,973 of May 13, 2014, and Law 12,996 of June 18, 2014, the sums of R$64,636 (payable in 180 months)  and R$10,850 (payable in 30 months), respectively, were added to said program.

16.          Ethylene XXI Project Loan

Braskem Idesa is building a plant in Mexico, called the Ethylene XXI Project and financed under the project finance modality (Note 13). The financing structure follows the ratio of 70% debt (project finance) and 30% from shareholder funds in the form of capital or subordinated debt (loan). Due to the non-controlling shareholder of Braskem Idesa, this loan will be repaid solely with the cash generated by the project.

17.                   Income tax (“IR”) and social contribution (“CSLL”)

The information related to income tax and social contribution was presented in the Company’s 2013 annual financial statements, in Note 22.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(a)               Reconciliation of the effects of income tax and social contribution on profit or loss

		Consolidated		Parent company
	Note	Sep/2014	Sep/2013	Sep/2014	Sep/2013
	2.1.1(b)		Revised		Revised
Income before IR and CSL		1,063,918	798,452	836,745	690,579

IR and CSL at the rate of 34%		(361,732)	(271,474)	(284,493)	(234,797)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		(46,961)	(578)	279,524	84,057
Other permanent adjustments		95,261	(19,149)	(28,994)	(39,384)

Effect of IR and CSL on results of operations		(313,432)	(291,201)	(33,963)	(190,124)

Breakdown of IR and CSL:

Current IR and CSL		(190,778)	(70,011)	(295)	(6,579)
Deferred IR and CSL		(122,654)	(221,190)	(33,668)	(183,545)
Total IR and CSL on income statement		(313,432)	(291,201)	(33,963)	(190,124)

(b)               Breakdown of deferred income tax and social contribution

	Consolidated		Parent company
Deferred tax - assets	Sep/2014	Dec/2013	Sep/2014	Dec/2013

Tax losses (IR) and negative base (CSL)	1,168,429	1,015,587	648,412	443,185
Goodwill amortized	10,310	12,065	7,759	9,190
Exchange variations	876,127	791,508	861,223	775,841
Temporary adjustments	503,090	408,233	391,676	295,494
Business combination	236,454	232,039	89,769	89,770
Pension plan	87,979	61,927	78,464	61,927
Deferred charges - write-off	38,465	37,971
Investiments in subsidiaries (CPC-18)		94,276		94,276
	2,920,854	2,653,606	2,077,303	1,769,683

Deferred tax - liabilities

Amortization of goodwill based on future profitability	689,851	643,050	569,839	544,401
Tax depreciation	660,378	541,325	325,898	269,193
Temporary differences	389,774	426,186	6,977	7,426
Business combination	555,652	585,250	81,910	83,550
Additional indexation PP&E	129,634	140,157	129,634	140,157
Other	107,184	57,730	50,408	50,683
	2,532,473	2,393,698	1,164,666	1,095,410

Deffered tax net	388,381	259,908	912,637	674,273

Asset in Balance Sheet	1,244,949	1,123,313	912,637	674,273
(-) Liability in Balance Sheet	856,568	863,405

Deffered tax net	388,381	259,908	912,637	674,273

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)               Net balance of deferred income and social contribution tax assets and liabilities

		Sep/2014
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability	Net

Assests
Braskem S.A.	Brazil	2,077,304	(1,164,667)	912,637
Braskem Argentina	Argentina	3,514		3,514
Braskem Alemanha	Germany	82,984		82,984
Braskem Idesa	Mexico	54,923	(48,715)	6,208
Braskem Petroquímica	Brazil	199,749	(149,210)	50,539
Braskem Qpar	Brazil	345,656	(311,589)	34,067
Quantiq	Brazil	9,927	(1,611)	8,316
Braskem Qpar - efeitos combinação de negócios	Brazil	146,684		146,684
		2,920,741	(1,675,792)	1,244,949

Liabilitys
Braskem Qpar - efeitos combinação de negócios	Brasil		(473,739)	(473,739)
Petroquímica Chile	Chile	113	(145)	(32)
Braskem America	EUA		(382,797)	(382,797)
		113	(856,681)	(856,568)

		Dec/2013
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability	Net
Assests
Braskem S.A.	Brazil	1,769,683	(1,095,410)	674,273
Braskem Argentina	Argentina	5,552		5,552
Braskem Alemanha	Germany	67,910		67,910
Braskem Idesa	Mexico	57,613	(52,554)	5,059
Braskem Petroquímica	Brazil	215,348	(129,022)	86,326
Braskem Qpar	Brazil	390,017	(253,307)	136,710
Petroquímica Chile	Chile	123		123
IQAG	Brazil	23		23
Quantiq	Brazil	5,069		5,069
Braskem Qpar - efeitos combinação de negócios	Brazil	142,268		142,268
		2,653,606	(1,530,293)	1,123,313

Liabilitys
Braskem Qpar - Bussines combination effect	Brazil		(501,699)	(501,699)
Braskem America	USA		(361,706)	(361,706)
			(863,405)	(863,405)

(d)               Realization of deferred income tax and social contribution

In the period ended September 30, 2014, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

(e)               Law 12,973 of May 13, 2014

Provisional Presidential Decree 627 of November 11, 2013 was made into Law 12,973 on May 13, 2014, which, among others, revoked the Transitional Tax System (RTT) and included additional measures, notably: (i) changes in the federal tax laws related to income tax (IRPJ) and social contribution (CSLL), PIS/PASEP and COFINS taxes in order to align tax accounting with corporate accounting; (ii) provisions on the calculation of interest on equity;  and (ii) considerations on investments valued using the equity accounting method. The provisions in this law are applicable from 2015, except in the event of early adoption in 2014, which is currently being assessed by the Management of the Company.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

18.                   Sundry provisions

The information on sundry provisions was presented in the 2013 annual financial statements of the Company, in Note 23.

	Consolidated		Parent company
	Sep/2014	Dec/2013	Sep/2014	Dec/2013
Measures to
Provision for customers bonus	52,761	45,060	22,819	18,058
Provision for recovery of environmental damages	103,034	132,762	71,404	96,182
Judicial and administrative provisions	377,542	362,896	171,705	172,758
Other	12,369	14,832
Total	545,706	555,550	265,928	286,998

Current liabilities	92,876	105,856	51,807	60,991
Non-current liabilities	452,830	449,694	214,121	226,007
Total	545,706	555,550	265,928	286,998

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated		Parent company
	Sep/2014	Dec/2013	Sep/2014	Dec/2013

Labor claims	132,000	125,887	118,353	113,555

Tax claims
IR and CSL	34,759	32,319
PIS and COFINS	38,454	35,634
ICMS - interstate purchases	93,057	86,233
ICMS - other	12,337	11,432
Other	65,265	61,372	51,682	49,186

Societary claims and other	1,670	10,019	1,670	10,017
	377,542	362,896	171,705	172,758

19.                   Post-employment (defined-benefit plans)

The information on post-employment and defined-benefit plans was presented in the 2013 annual financial statements of the Company, in Note 25.

The amounts recognized are as follows:

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

		Consolidated		Parent company
		Sep/2014	Dec/2013	Sep/2014	Dec/2013

Petros Plans	(a)	235,134	158,122	207,134	158,122
Novamont Braskem America		7,471	9,554
Braskem Alemanha		36,226	34,515
		278,831	202,191	207,134	158,122

Current liabilities		-	158,137		158,122
Non-current liabilities		278,831	44,054	207,134
Total		278,831	202,191	207,134	158,122

(a)               Petros Plans

In October 2012, the Brazilian Private Pension Plan Superintendence (PREVIC - Superintendência Nacional de Previdência Complementar) approved the withdrawal of the sponsorship by Braskem of these plans, which required the payment of the mathematical reserves of the respective beneficiaries and in turn the monetization of the assets of the plans administered by Petros. In view of the unlikelihood of said monetization after almost two years since the approval by PREVIC, the Management of the Company had no alternative but to initiate the necessary procedures to resume sponsorship of the plans. This decision was formalized through a legal instrument, on April 3, 2014, to preserve Braskem’s rights. The Company expects the conditions for resumption of sponsorship of the plans to be established in the coming months, based on discussions currently being held with PREVIC and Petros. Only after signing the instrument of cancelation of the withdrawal of sponsorship, and the consequent preparation of actuarial reports, will the company be able to measure and account for these plans as defined benefit plans. The provision maintained by the Company is also measured based on the criteria that adopted after the decision to withdraw sponsorship. In the first quarter, the provision was increased based on the estimated costs of past services (Note 24) and was reclassified to non-current liabilities.

20.                   Contingencies

The description of the main contingent liabilities of the Company was presented in the 2013 annual financial statements, in Note 28.

(a)               Contingencies – Income Tax and Social Contribution (amortization of goodwill)

Braskem has been receiving tax deficiency notices from the Federal Revenue Service of Brazil for deducting expenses with amortization of goodwill originated from the acquisition of equity interests over the course of 2002, when Braskem was established. In September 2014, a new tax deficiency notice was issued by the tax authority in the amount of R$101,301. Considering the previous notices, the updated amount of this contingency on September 30, 2014 was R$772,973. Braskem’s management considers the chances of loss in the administrative and legal spheres as possible.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

21.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2013 annual financial statements, in Note 29.

(a)                    Capital

									Shares unit
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	74,950,336	21.72%			287,377,287	36.05%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			36,595,744	10.61%			36,595,744	4.59%
Other		12,907,078	2.86%	113,016,705	32.76%	593,818	100.00%	126,517,601	15.87%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)       American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)     These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)                    Dividends

The Annual Shareholders’ Meeting held on April 9, 2014 approved the declaration of dividends in the amount of R$ 482,593, the payment of which started to be paid on April 22, 2014, of which R$ 273,796 was paid to holders of common shares and R$ 208,437 and R$ 360 to holders of class A and class B preferred shares, respectively.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    Other comprehensive income - shareholders' equity

	Parent company and consolidated
			Defined		Foreign
	Additional	Deemed	benefit		currency	Loss
	indexation of	cost of	plan actuarial	Fair value	translation	on interest
	PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

At December 31, 2012	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets	(30,951)						(30,951)
IR and CSL	10,524						10,524

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,098)					(1,098)
IR and CSL		373					373

Foreign sales hedge
Exchange rate				(1,542,676)			(1,542,676)
IR and CSL				524,510			524,510

Fair value of Cash flow hedge
Change in fair value				(75,996)			(75,996)
Transfer to result				(42,969)			(42,969)
IR and CSL				28,810			28,810

Loss on interest in subsidiary						(1,961)	(1,961)

Foreign currency translation adjustment					108,687		108,687

At September 30, 2013	278,878	19,482	(11,816)	(1,108,321)	145,845	(9,404)	(685,336)

At December 31, 2013	272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(30,951)						(30,951)
IR and CSL	10,521						10,521

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,098)					(1,098)
IR and CSL		375					375

Foreign sales hedge
Exchange rate				(732,483)			(732,483)
IR and CSL				249,044			249,044

Fair value of Cash flow hedge
Change in fair value				(162,440)			(162,440)
Transfer to result				20,117			20,117
IR and CSL				22,985			22,985

Foreign currency translation adjustment					64,105		64,105

At September 30, 2014	251,639	18,517	(11,647)	(2,208,133)	306,512	(9,404)	(1,652,516)

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

22.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2013 annual financial statements, in Note 30.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted

	Note	Sep/2014	Sep/2013
	2.1.1(b)		Revised

Profit for the period attributed to Company's shareholders		802,782	500,455

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437	208,437
Preferred shares class "B"		360	360
		208,797	208,797

Distribution of the remaining results to common shares		273,796	273,796

Distribution of plus income, by class
Common shares		181,793	10,134
Preferred shares class "A"		138,396	7,715
		320,189	17,862

Reconciliation of income available for distribution, by class (numerator):
Common shares		455,589	283,930
Preferred shares class "A"		346,833	216,152
Preferred shares class "B"		360	360
		802,782	500,442

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652
Preferred shares class "A"		343,848,120	343,848,120
Preferred shares class "B"		593,818	593,818
		796,110,590	796,110,590

Profit (loss) per share (in R$)
Common shares		1.0087	0.6286
Preferred shares class "A"		1.0087	0.6286
Preferred shares class "B"		0.6062	0.6062

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

23.                   Net sales revenues

The information on net sales revenue was presented in the 2013 annual financial statements of the Company, in Note 31.

		Consolidated		Parent company
	Note	Sep/2014	Sep/2013	Sep/2014	Sep/2013
	2.1.1(b)		Revised
Sales revenue
Domestic market		24,754,843	22,560,081	17,247,160	15,782,610
Foreign market		14,916,568	12,733,455	5,572,950	5,179,350
		39,671,411	35,293,536	22,820,110	20,961,960
Sales deductions
Taxes		(4,977,136)	(4,834,068)	(3,061,261)	(3,114,935)
Sales returns and other		(274,578)	(273,049)	(183,181)	(201,530)
		(5,251,714)	(5,107,117)	(3,244,442)	(3,316,465)

Net sales revenue		34,419,697	30,186,419	19,575,668	17,645,495

24.                   Other operating income (expenses) – Consolidated

In the period ended September 30, 2014, the main effects on this item were as follows:

•      Gain from divestment of DAT (Note 1(a)):

Amount
Value of Sales	315,000
Cost value of the investment at the date of disposal	(37,662)
Gain on disposal	277,338

•      Expense with additional provision accrued for the Petros Plans in the amount of R$65,000 (Note 19(a)).

•      Depreciation and maintenance expense with non-operational units in the amount of R$91,633.

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

25.                   Financial results

The information on financial results was presented in the 2013 annual financial statements of the Company, in Note 34.

		Consolidated		Parent company
	Note	Sep/2014	Sep/2013	Sep/2014	Sep/2013
	2.1.1(b)		Revised
Financial income
Interest income		216,273	200,095	195,409	192,255
Monetary variations		38,734	13,945	37,919	13,339
Exchange rate variations		234,822	178,141	176,960	210,973
Other		27,397	99,693	22,266	44,907
		517,226	491,874	432,554	461,474

Financial expenses
Interest expenses		(924,449)	(833,762)	(921,169)	(771,051)
Monetary variations		(238,987)	(229,590)	(239,263)	(228,064)
Exchange rate variations		(232,032)	34,479	(84,940)	(30,108)
Inflation adjustments on fiscal debts		(104,658)	(138,950)	(85,763)	(73,640)
Tax expenses on financial operations		(17,518)	(21,017)	(10,426)	(14,799)
Discounts granted		(82,368)	(59,613)	(32,778)	(24,654)
Loans transaction costs - amortization		(26,277)	(4,506)	(4,104)	(244)
Adjustment to present value - appropriation		(418,284)	(445,821)	(315,576)	(249,133)
Other		(142,462)	(109,355)	(53,385)	(35,353)
		(2,187,035)	(1,808,135)	(1,747,404)	(1,427,046)

		(1,669,809)	(1,316,261)	(1,314,850)	(965,572)

		Consolidated		Parent company
	Note	Sep/2014	Sep/2013	Sep/2014	Sep/2013
	2.1.1(b)		Revised
Interest income - origins by application type
Held for sale		21,537	8,498	21,537	8,498
Loans and receivables		126,244	65,433	119,019	67,176
Held-to-maturity		25,213	18,954	25,213	17,800
		172,994	92,885	165,769	93,474
Other assets not classifiable		43,279	107,210	29,640	98,781
Total		216,273	200,095	195,409	192,255

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

26.                   Expenses by nature

The information on expenses by nature was presented in the 2013 annual financial statements of the Company, in Note 35.

		Consolidated		Parent company
	Note	Sep/2014	Sep/2013	Sep/2014	Sep/2013
	2.1.1(b)		Revised
Classification by nature:
Raw materials other inputs		(25,942,381)	(22,436,382)	(14,612,748)	(12,769,307)
Personnel expenses		(1,603,458)	(1,402,615)	(1,004,745)	(843,138)
Outsourced services		(1,265,971)	(1,154,736)	(722,756)	(644,245)
Tax expenses		(6,801)	(6,569)	(4,711)	(3,074)
Depreciation, amortization and depletion		(1,519,392)	(1,503,866)	(945,656)	(958,986)
Freights		(1,124,833)	(1,118,529)	(719,735)	(717,410)
Other expenses		(223,451)	(447,308)	(95,467)	(289,424)
Total		(31,686,287)	(28,070,005)	(18,105,818)	(16,225,584)

Classification by function:
Cost of products sold		(29,975,456)	(26,353,530)	(17,214,864)	(15,193,655)
Selling and distribution		(852,547)	(744,279)	(499,878)	(456,707)
General and administrative		(864,695)	(792,587)	(554,041)	(476,078)
Research and development		(101,335)	(79,146)	(70,650)	(59,713)
Other operating income (expenses), net		107,746	(100,463)	233,615	(39,431)
Total		(31,686,287)	(28,070,005)	(18,105,818)	(16,225,584)

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

27.                   Segment information

The information by segment was presented in the 2013 annual financial statements, in Note 36.

		Sep/2014
		Reporting segments						Total			Braskem
		Basic				USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
	Note	petrochemicals		Polyolefins	Vinyls	Europe	distribution	segments	segments	unit	before eliminations	Eliminations	consolidated

Net sales revenue		19,148,784		13,825,412	2,016,653	5,930,584	640,841	41,562,274	272,927		41,835,201	(7,415,504)	34,419,697
Cost of products sold		(17,242,525)		(11,821,667)	(1,895,541)	(5,529,119)	(534,898)	(37,023,750)	(196,896)		(37,220,646)	7,245,190	(29,975,456)
Gross profit		1,906,259		2,003,745	121,112	401,465	105,943	4,538,524	76,031		4,614,555	(170,314)	4,444,241

Operating expenses
Selling, general and distribution expenses		(500,791)		(704,435)	(141,135)	(227,301)	(76,672)	(1,650,334)	(113,910)	(54,333)	(1,818,577)		(1,818,577)
Results from equity investments										317	317		317
Other operating income (expenses), net		213,222	(i)	(28,546)	25,955	21,593	(10,405)	221,819	(260)	(113,813)	107,746		107,746
		(287,569)		(732,981)	(115,180)	(205,708)	(87,077)	(1,428,515)	(114,170)	(167,829)	(1,710,514)		(1,710,514)

Operating profit (loss)		1,618,690		1,270,764	5,932	195,757	18,866	3,110,009	(38,139)	(167,829)	2,904,041	(170,314)	2,733,727

(i) Includes the gain on disposal of DAT (Note 1 (a) and Note 24).

		Sep/2013
	2.1.1(b)												Revised
		Reporting segments						Total			Braskem
		Basic				USA and	Chemical	reportable	Other	Corporate	consolidated		Braskem
		petrochemicals		Polyolefins	Vinyls	Europe	distribution	segments	segments	unit	before eliminations	Eliminations	consolidated

Net sales revenue		18,882,333		12,435,806	1,903,417	4,902,613	429,631	38,553,800	83,979		38,637,779	(8,451,360)	30,186,419
Cost of products sold		(17,094,887)		(10,702,956)	(1,739,310)	(4,656,147)	(362,530)	(34,555,830)	(90,642)		(34,646,472)	8,292,942	(26,353,530)
Gross profit		1,787,446		1,732,850	164,107	246,466	67,101	3,997,970	(6,663)		3,991,307	(158,418)	3,832,889

Operating expenses
Selling, general and distribution expenses		(379,231)		(619,142)	(124,599)	(197,443)	(71,358)	(1,391,773)	(65,897)	(158,342)	(1,616,012)		(1,616,012)
Results from equity investments										(1,701)	(1,701)		(1,701)
Other operating income (expenses), net		(16,599)		(3,397)	1,256	(557)	(406)	(19,703)	1,018	(81,778)	(100,463)		(100,463)
		(395,830)		(622,539)	(123,343)	(198,000)	(71,764)	(1,411,476)	(64,879)	(241,821)	(1,718,176)		(1,718,176)

Operating profit (loss)		1,391,616		1,110,311	40,764	48,466	(4,663)	2,586,494	(71,542)	(241,821)	2,273,131	(158,418)	2,114,713

Braskem S.A.

Notes to the financial statements

at September 30, 2014

All amounts in thousands of reais, except where stated otherwise

28.                   Subsequent events

Between October 1 and November 4, 2014, Braskem Idesa received from the Mexican government the equivalent of R$ 312,191 (US$128,377 thousand) as refund of the value-added tax (IVA) levied on the acquisition of assets for its project (Nota 8(i)).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.